Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина,69096,г. Запорожье,
ул. Плотинная,2.
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/с 26008301155031,МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11487375
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна,69096,м. Запоріжжя,
вул. Плотинна,2.
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/р 26008301155031,МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11487375
Індиві[redacted]льний податковий
[redacted]1308708243

02055448

SUPPL

07.10.02 № 33/4409

На № ________ від «___» ________ 200 р.

12082

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street,
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED OCT 10 2002 WASH. D.C. 155 SECTION

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

Dear Ladies and Gentlemen:

In connection with Dniproenergo's exemption, pursuant to Rule 12g3-2(b)(1)(iii), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Tetiana Ismahilova, Head of Foreign Relations Department, at (380-612) 58-4340 in Zaporizhia, Ukraine, if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Tetiana Ismahilova, Dniproenergo, 2 Hrebelna St., Zaporizhia, Ukraine, 69096 in the enclosed self-addressed stamped envelope or transmit the enclosed copy with date-stamping by fax: (380-612) 58-4317, 58-2312.

dlw 10/30

Very truly yours,

Chairman of the Management Serhiy Andriyovich Popov

D:\Share\Перевод 2002\let_SEC_e1.doc

ANNEX A

Information Made Public by Open Joint Stock Company "Dniproenergo" or Distributed to Shareholders

1. Document: Changes and Amendments to the Charter of the OJSC "Dniproenergo", by the General Meeting dated 26 March 2002 (Attachment 1)

2. Document:

2.1. None;

2.2. Annual Report for 2001 filed with the Securities Commission of Ukraine on 23 April 2002. In accordance with the decision of the Securities Commission as of 09 June 1998 No. 72 "On approval of Statement on giving by Joint Stock Companies and Issuers regular information" the following documents were given:

- Annual Report for 2001 (Attachment 2)
- Audit conclusion No. 28/03-02, made by Audit firm "Auditservice-LVF" (Attachment 3)

2.3. Copy of printed information on OJSC "Dniproenergo" activity published in "Ukrainian Investment Newspaper" (Attachment 4).

2.4. Balance sheet and Financial Results Report for 2001 (Attachment 2)

2.5. Changes and Amendments to the privatisation plan – none.

2.6. Special published information:

- Bulletin of Ukrainian Securities No. 100-101 on 4 May 2001 (Attachment 5)
- Bulletin of Ukrainian Securities No.123 on 31 June 2001 (Attachment 6)
- Bulletin of Ukrainian Securities No. 126-127 on 4 June 2001 (Attachment 7)
- Bulletin of Ukrainian Securities No. 138-139 on 18 June 2001 (Attachment 8)
- Bulletin of Ukrainian Securities No. 154-155 on 9 July 2001 (Attachment 9)
- Bulletin of Ukrainian Securities No. 182-183 on 10 August 2001 (Attachment 10)
- Bulletin of Ukrainian Securities No. 196-197 on 29 August 2001 (Attachment 11)
- Bulletin of Ukrainian Securities No. 202-203 on 5 September 2001 (Attachment 12)
- Bulletin of Ukrainian Securities No. 214-215 on 19 September 2001 (Attachment 13)
- Bulletin of Ukrainian Securities No. 228-229 on 5 October 2001 (Attachment 14)
- Bulletin of Ukrainian Securities No. 254-255 on 5 November 2001 (Attachment 15)
- Bulletin of Ukrainian Securities No. 266-267 on 19 November 2001 (Attachment 16)
- Bulletin of Ukrainian Securities No. 268-269 on 21 November 2001 (Attachment 17)
- Bulletin of Ukrainian Securities No. 280-281 on 05 December 2001 (Attachment 18)

- Bulletin of Ukrainian Securities No. 290-291 on 17 December 2001 (Attachment 19)
- Bulletin of Ukrainian Securities No. 294-295 on 21 December 2001 (Attachment 20)
- Bulletin of Ukrainian Securities No. 300-301 on 28 December 2001 (Attachment 21)
- Bulletin of Ukrainian Securities No. 1-2 on 02 January 2001 (Attachment 22)

3. In accordance with the Contract No. 11 as of 05 September 1998 concluded with the First Stock Trading System "On including OJSC "Dniproenergo" securities to the List of FSTS" the following documents were given:

   - Balance sheet of the company for the 1-st quarter 2001 (Attachment 23)
   - Financial Results Report for the 1-st quarter 2001 (Attachment 24)
   - Balance sheet of the company for the 1-st half of 2001 (Attachment 25)
   - Financial Results Report for the 1-st half of 2001 (Attachment 26)
   - Balance sheet of the company for 9 months of 2001 (Attachment 27)
   - Financial Results Report for the 9 months of 2001 (Attachment 28)
   - Balance sheet of the company for 12 months of 2001 (Attachment 29)
   - Financial Results Report for the 12 months of 2001 (Attachment 30)
   - Balance sheet of the company for the 1-st quarter 2002 (Attachment 31)
   - Financial Results Report for the 1-st quarter 2002 (Attachment 32)

4. Document:

4.1. None;

4.2. Notification of the annual general shareholders' meeting (Attachment 33)

4.3. Notification for Shareholders on changing certificates (Attachment 34)

4.4. Announcements in mass media:

   - "Ukrainian Investment Newspaper" No. 4 on 29 January 2002 (Attachment 35)
   - "Ukrainian Investment Newspaper" No. 9 on 05 March 2002 (Attachment 36)

5. Copy of the Protocol of the general Shareholders' meeting on 26 March 2002 (Attachment 37)
6. Audit conclusion No. 28/03-02 made by Audit firm "Auditservice-LVF" (Attachment 3)

7. Information on Shareholders – the USA residents:

Shareholders – the USA residents	Total nominal cost and quantity in percent in attitude to the OJSC "Dniproenergo" Statutory Fund value which are in the ownership of the USA residents	
Blue Diamond Investments LLC	9 838 sh. – 0.25 %	Securities were purchased at the secondary market
CIBC Oppenheimer Corp.	9 427 sh. – 0.24 %	
"Ecoservice consult" Ltd.	321 sh. – 0.008%	

8. Document: None

9. Information on the Registrar (Attachment 38)

File No. 82-4844

Attachment 1

AMENDMENTS No. 0020539 dated 03 March, 2002 "Registered" Acting Head of the Registration and Uniform Register Department *Shulzhinko L. M.* [signature] [seal]	"Approved" by the General Meeting Protocol No. 1 dated 26 March, 2002 Chairman of the Meeting [signature] B. Y. Tantsyura [seal] Chairman of the Management [signature] S. A. Popov [seal]

AMENDMENTS TO

THE CHARTER
of
THE OPEN JOINT STOCK COMPANY
"DNIPROENERGO"

which constitute the integral parts of the Charter reregistered according to Order No. 215-p of Leninsky District Council, dated 08 April 1998.

Original wording	Amended wording
Article 1 Paragraph 1.3 Location of the Company: 330096,Ukraine, Zaporizhzhia, Plotinnaya Str., 2, tel. 58-23-23	Article 1 Paragraph 1.3 Location of the Company: 69096,Ukraine, Zaporizhzhia, Hrebelna Str., 2, tel. 58-23-23
Article 2 Paragraph 2.2 ecologically thermally technical trials of steam and waterheating boilers, atmosphere pollution inventory; other activities, which are not prohibited by the Law.	Article 2 Paragraph 2.2 ecologically thermally technical trials of steam and waterheating boilers, atmosphere pollution inventory; purchasing, storing, precursors transporting and releasing;

Article 4 Paragraph 4.1 The Founder of the Company is the Ministry Of Energy of Ukraine The Company's shareholders may be individuals and legal entities, which has obtained the rights of ownership for shares during the privatisation, issuing new shares and at secondary securities market and also state organs of privatisation.	Article 4 Paragraph 4.1 The Founder of the Company is the Ministry Of Energy of Ukraine, which rightsuccessor is the Ministry of Fuel and Energy of Ukraine. The Company's shareholders may be individuals and legal entities, which has obtained the rights of ownership for shares during the privatisation, issuing new shares and at secondary securities market and also state organs of privatisation.
Amendment No. 1	To eliminate

Attachment 2

Report is hereby approved by :

	[seal]	
Chairman of the Management	[signature]	Serhiy Andriyovich Popov
(title)	(signature)	(full name)

Date 23 April 2002

Contact person regarding issues related to the report:

Title, department	I category engineer of the securities dep.
Full name	Persianova Olena Anatolyevna
Interregional code, telephone, fax	(0612) 58-23-23 58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua

Report of the Open Joint Stock Company (enterprise issuing bonds)

Prepared on	01 January 2002
	/date/
Issuer's full name	Open Joint Stock Company "Dniproenergo"

Report is accepted by: [signature] Puzanova N. D.
(signature) (full name of an officer of SCSCM)

Date of the previous report approval		Report approval date	11 May 2002
Registration number of the previous report		Registration number	8-01/147/89
Control amount of the report	3 374 819 491	Notes	

Information on financial and business activities to be published by the issuer in printed mass media

Name of the issuer	Open Joint Stock Company "Dniproenergo"
EDRPOU code	00130872
No. of state registration certificate	No. 9102-3П
Date of issuance of state registration certificate	08.04.1998
Location (mail address) of the issuer	2 Hrebelna St., 69096, Zaporizhzhia
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua
Basic types of activities (code)	(description)
11110	Thermal power generating stations
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation
90215	Heat supply
14913	Repairing of meters
Number of shareholders	9520
Number of issuer's employees as at the end of the reported period	10021
Charter capital (thousand UAH)	98100.00
Nominal value of a common share (UAH)	25.00
Number of common shares	3 923 998
Portion of common shares in the charter capital (%)	100
Number of preferred shares	0.0
Portion of preferred shares in the charter capital (%)	0.0
Total value of outstanding bonds according to their nominal value (thousand UAH)	0.0
Date of the last shareholders' meeting (for OJSC)	27 March 2001
Address at which issuer's annual report is available	2 Hrebelna St., 69096, Zaporizhzhia
Date of the first payment of dividends (if any)	
Deadline for dividend payment	
Date of the first payment of interest on bonds	
Deadline for payment of interest on bonds	
Bond maturity date	

Legal entities serving the issuer	Name	Location	Number of license (permit)
Registrar of the issuer	OJSC Financial company "Ukrnaftogas"	02090, Kiyv, Prazska St.,5	AA No. 240695
Securities custodian			
Depositary of the issuer			
Securities traders with whom securities distribution agreement are concluded			
Legal entities authorized by the issuer to sell (purchase) its securuties			
Legal entities authorized by the issuer to pay income on its securities			
Auditors (auditing firms) providing auditing services to the issuer	LLC Auditing firm "Auditservice - LVF"	69095, Zaporizhzhia, 117a Lenin Avenue	1253

Main indicators of financial and business activities		
Indicator	***Year***	
	Reported	***Previous***
Net income (proceeds) from the sale of products (goods, works, services) (thousand, UAH)	1 969 026.0	1 770 592.0
Cost of sales (goods, works, services) (thousand, UAH)	1 711 756.0	1 563 805.0
Net profits (losses) (thousand, UAH)	- 1 348 836.0	- 185 128.0
Fixed assets (thousand, UAH)	2 033 075.0	759 117.0
Working assets (thousand, UAH)	929 157.0	3 165 972.0
Long-term liabilities (thousand, UAH)	270 880.0	149 979.0
Current liabilities (thousand, UAH)	2 370 135.0	3 323 964.0
Percentage of net profits directed for the payment of dividends on preferred shares (thousand, UAH)	0.0	0.0
Annual number of common shares	3,923,998.0	3,923,998.0
Net profit per one common share (UAH)	0	0
Dividends accrued on one common share (UAH)	0	0
Aggregate amount of funds spent by the issuer to redeem shares during a year (thousand, UAH)	0	0

Number of shares redeemed by the issuer during a year (thousand, UAH)	0.0	0.0
Aggregate amount of funds spent by the issuer to redeem bonds during a year (thousand, UAH)	0.0	0.0
Sum of the paid interest on bonds (thousand, UAH)	0.0	0.0
Number of bonds redeemed by the issuer during a year	0	0

In accordance with the decision made at the general meeting on 27 March 2000, approved net profit for the 2000 is 54 960 000 UAH on the base of accountant report, carried out with considering of old requirements. 50% of net profit were earmarked on dividends - 27 480 000UAH. Net profit per one common share is 14,01 UAH. Dividends accrued per one common share - 7,0 UAH.
Due to reflecting in the financial report expenditures of past periods correcting, according to the Accounting standard No. 6, which were found in the reported period, i.e. 2001, financial result of the company's activity showed losses 185 128 000 UAH.

BASIC DATA ON THE ISSURE

Identification requisites, location and communication means of the issuer

Full name	The Open Joint Stock Company "Dniproenergo"
Abbreviated name	OJSC "Dniproenergo"
Organizational and legal status	OPEN JOINT STOCK COMPANY
EDRPOU code	00130872
Territory code (COATUU)	06024
Territory (oblast)	Zaporizka Oblast
District	Leninsky
Post code	69096
Inhabited city	Zaporizhzhia
Street, number	2 Hrebelna Street
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	ocb@gcr.idnepr.ehergy.gov.ua
WWW-address	

Information on the state registration of the issuer

Number of the certificate	9102-3П
Issue date	08 April 1998
Certificate issue body	Leninsky District Council of the city of Zaporizhzhia
Registered Charter Fund (UAH)	98,099,950.00

Banking institutions serving the issuer

Name of the bank (its branch) where the issuer has its principal current account	"Prominvestbank of Ukraine" Zaporizhia branch the City of Zaporizhia
Bank MFO	313355
Name of the bank (its branch) where the issuer has its currency account	"Prominvestbank of Ukraine" Zaporizhia branch the City of Zaporizhia
Bank MFO	313355

Basic types of activities

ZKGNG Code	Activities
11110	Thermal power generating station
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation
61134	Commissioning and engineering organizations
90215	Heat supply
14913	Repairing of meters

Information regarding permits (licenses) obtained for separate types of activities

Type of activity	Permit No.	Permit issue date	State authority which issued permit	Permit expiration date
Generation of electric energy	0116 BP	24.06.98	NERC of Ukraine	
Supply of electric energy under unregulated tariff	0507 ПС	24.06.98	NERC of Ukraine	
Usage of radio-frequencies for the organization of radio-relay communication	001960 PA	07.07.2000	The State Communications Committee of Ukraine	07.07.2005
Training activities	Order ДаК No. 36	29.11.2001	The Ministry of Education c Ukraine	29.11.2004
Carrying out activities in the area of communications	001929 ВД	18.01.1999	The State Communications Committee of Ukraine	18.01.2009
Carrying out production activities with the use of precious metals	3001	03.06.1999	The Ministry of Finance of Ukraine	03.06.2002
Provision of fire services and performance of fire works	125361 AA	22.02.2002	Fire-prevention State Administration	22.02.2005
Usage of radio-frequencies	001621 PA	29.02.2000	The State Communications Committee of Ukraine	28.02.2005

Performance of special types of activities in the area of constructing and building	219655 AA	26.10.2001	Architecture and City Planning Department of Zaporizhzhia Regional State Administration	26.10.2005
Carrying out entrepreneurial activities in the area of supply of natural gas under unregulated tariff	224026 AA	16.01.2002	NERC of Ukraine	16.01.2005
Carrying out activities in the area of communications	002196 ВД	15.09.1999	The State Communications Committee of Ukraine	15.09.2004
Carrying out activities with sources of ionizing radiation	000018 ЯРБ-01	18.07.2001	Ecology and Nature Resources Department of Zaporizhzhia Regional State Administration	18.07.2004
Providing services of international transportation of passengers and cargoes by automobile transport	099734 AA	05.11.2001	State Department of Autotransport of the Ministry of transport of Ukraine	05.11.2004

Information regarding participation of the issuer in any association of enterprises

Name	Location (mail address)
Association:	
n/a	
Corporations:	
n/f	
Consortiums:	
Concerns:	
Other associations by industrial, territorial or other principles:	

Information on holders of registered securities of the issuer

Number of shareholders (founders) - legal entities	80
Percentage of shares held by legal entities of their total number (percent)	94.56
Number of shareholders (founders) - individuals	9 439
Percentage of shares held by individuals in their total number (percent)	5.44
Number of requested forms of securities certificates	15 000
Including: - share certificates	15 000
- bond certificates	0
Number of issued forms of securities certificates	6 300
Including:	
- share certificates	6 300
- bond certificates	

Information on the number of employees and their remuneration

Indicators	Actually for the period
Average number of staff employees (persons)	10 021
Average number of freelancers and part-timers (persons)	60
Number of employees working under terms of shorter hours (days, weeks) (persons)	78
Labor remuneration fund (thousand, UAH)	70 347.0

Information on the issuer's office

Nos.	Title	Full Name	Year of birth	Education	Length of managerial experience (years)	Name of enterprise and previous title therein
1	Chairman of the Management	Popov Serhiy Andriyovych	1953	higher	17	Director of Zaporizhya TPP
2	Member of the Management	Bondarenko Volodymyr Petrovych	1942	higher	26	OJSC "Dniproenergo", Chairman of the Management
3	Member of the Management	Tantsiura Borys Yukhymovych	1943	higher	16	OJSC "Dniproenergo", Deputy Chairman of the Management
4	Member of the Management	Zuyev Leonid Artemyevych	1948	higher	8	OJSC "Dniproenergo", Technical Director
5	Member of the Management	Bochkarev Yuriy Heorhiyovich	1938	higher	29	Financial Industrial Group "Atika", Counsel of President
6	Member of the Management	Bochkarev Hennadiy Kostyantynovych	1942	higher	26	OJSC "Dniproenergo", Acting Director for Economics and Marketing
7	Member of the Management	Chebotar Valeriy Mykhailovych	1939	higher	29	Director of Kryviy Rih TPP
8	Member of the Management	Kovpak Andriy Ivanovych	1934	higher	25	Director of Pridnyprovskaya TPP

9	Head of the Supervisory Council, representative of SPFU	Stryhunenko Yuriy Danylovych	1937	higher	36	Ministry of Power , Head of Department
10	Member of the Supervisory Council, Representative of SPFU	Akinshyna Natalia Dmytrivna	1948	higher	1	Ministry of Power, Deputy Head of the Department of Forms of Property and Control for Efficient Use of the State Property
11	Member of the Supervisory Council	Borisenko Volodymyr Yakovych	1946	higher	8	Company "Alfa-Capital",Vice-President
12	Member of the Supervisory Council, Representative of SPFU	Kurinniy Evhen Ivanovych	1957	higher	6	SPFU, Head of the Department of Financial and Economic Analysis
13	Member of the Supervisory Council, Representative of SPFU	Lysenko Hryhoriy Ivanovych	1950	higher	17	Ministry of Power, Head of the Department of Forms of Property and Control for Efficient Use of the State Property
14	Member of the Supervisory Council, Representative of SPFU	Dvornikov Anatoliy Mykolayovich	1941	higher	33	Deputy Head of Dniepropetrovsk Regional State Administration
15	Member of Supervisor Council, Representative of FSPU	Pikiner Volodymyr Tarasovych	1948	higher	23	Deputy Head of Zaporizhzha Regional State Administration
16	Head of the Audit Comission	Matysko Tetiana Mykolayivna	1950	higher	12	OJSC "Dniproenergo", Head of the Audit Commission
17	Chief Accountant	Huschyn Anatoliy Michaylovych	1948	higher	16	Kryvy Rih TPP, Chief Accountant
	Notes:					

Information on persons holding 5% and more of the issuer's shares

Name of a legal entity	EDRPOU Code	Location	Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preffered	preferred, on bearer
Fund of the State Property of Ukraine Zaporizhia territory department	00032945	18/9 Kutuzov St., Kyiv 01133	20.06.97	2983717	76.04	2983717	0	0	0
LLC "Alfa Capital"-nominal holder	23512955	48a Khreschatyk St., Kyiv 01001	24.03.99	355595	9.06	355595	0	0	0
Full name of an individual			Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preferred	preferred, on bearer
				0	0.00	0	0	0	0
Total:				3339312	85.10	3339312	0	0	0

Information on shares held by the officials of the issuer

Title	Full name of an official	Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
					common registered	common, on bearer	preferred	preferred, on bearer
Chairman of the Management	Popov Serhiy Andriyovich.	11.07.97	259	0.01	259	0	0	0
Member of the Management	Bondarenko Volodymyr Petrovych	11.07.97	10		10	0	0	0
Member of the Management	Tantsiura Boris Yukhimovych	11.07.97	10		10	0	0	0
Member of the Management	Zuyev Leonid Artemyevych	11.07.97	200	0.01	200	0	0	0
Member of the Management	BochkarevYuriy Heorhiyovich	11.07.97	9		9	0	0	0
Member of the Management	Bochkarev Hennadiy Kostyantynovych.	11.07.97	569	0.01	569	0	0	0
Member of the Management	Chebotar Valeriy Mykhailovych	11.07.97	259	0.01	259	0	0	0

Member of the Management	Kovpak Andriy Ivanovych	11.07.97	377	0.01	377	0	0	0
Head of the Supervisory Council	StryhunenkoYuriy Davidovych	11.07.97	300	0.01	300	0	0	0
Head of the Audit Commission	Matysko Tetiana Mykolayivna	11.07.97	1307	0.03	1307	0	0	0
Chief Accountant	Hushyn Anatoliy Michailovych	11.07.97	227	0.01	227	0	0	0
Member of the Supervisory Council, Representative of SPFU	Dvornikov Anatoliy Mykolayovich	22.05.00	5		5			
Member of the Supervisory Council, Representative of SPFU	Akinshyna Natalia Dmytrivna							
Member of the Supervisory Council, Representative of SPFU	Kurinniy Evhen Ivanovych							
Member of the Supervisory Council, Representative of SPFU	Lysenko Hryhoriy Ivanovych							
Member of Supervisor Council, Representative of FSPU	Pikiner Volodymyr Tarasovych							
Member of the Supervisory Council	Borisenko Volodymyr Yakovych							
Total:			**3 532**	**0.10**	**3 532**	**0**	**0**	**0**

Information of the last publication of the issuer's report

Name of printed media	Bulletin "Securities of Ukraine"
Subscription index	21925
Circulation	10 000
Date of publication	04 May 2001

Information of the last general shareholders' meeting (for OJSC)

Type of general meeting	Regular	Extraordinary
	X	
Place of meeting	16 Vinter Street, Zaporizhya	
Date of meeting	27 March 2001	
Quorum at the meeting (%)	77.59	
Agenda	1. Approval of the report of the Board on the fulfillment of plans and principal directions of development by the Company in 2000. 2. Approval of the report and conclusions of the Audit Comission in 2000. 3. Approval of the report of the Supervisory Council. Continued in Notes.	

Continued agenda of the general meeting held on 27.03.2001:

4. Approval of annual results of the Company's activities and its balance sheet for 2000.
5. Approval on financial-economic plans for 2001.
6. Approval of profit distribution for 2001.
7. On dividend payment for 2000.
8. On Company's structure change.
9. On introduction of amendments and additions to the Charter of the Company.
10. On the order of the Board's report on the results of the financial-economic activity to State Privatisation body (a body of an executive power authorized to regulate state corporate rights of stock company).
11. On the joint company foundation.

Information on dividends

Date of closing register for dividend payment (if any)	
Commencement date for dividend payment	
Termination date of dividend payment	

Information on substantial facts happened during a year

Notice registration date	Summary
23 April 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
25 April 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
22 May 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
29 May 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
8 June 2001	Arrest of bank accounts of the Issuer and bringing a lawsuit about bankruptcy of the Issuer

3 July 2001	Bringing a lawsuit about bankruptcy of the Issuer
30 July 2001	Bringing a lawsuit about bankruptcy of the Issuer
23 August 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
31 August 2001	Bringing a lawsuit about bankruptcy of the Issuer
13 September 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
2 October 2001	Bringing a lawsuit about bankruptcy of the Issuer
30 October 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
13 November 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
16 November 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
28 November 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
13 December 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
17 December 2001	Bringing a lawsuit about bankruptcy of the Issuer
24 December 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer
26 December 2001	Bringing a lawsuit to the Issuer for the sum that exceeds 10% of the statutory fund or a sum of fixed and working funds of the Issuer

Information regarding the registrar

Name	Open Joint Stock Financial Company "Ukrnaftogaz"
Organizational and legal form	Open Joint Stock Company
EDRPOU code	24101605
Code of the area (KOATUU)	30266
Territory (oblast)	Kyivska
District	Dniprovsky
Zip code	02090
Inhabited locality	the City of Kyiv
Street, building	5 Praz'ka St.
Interregional code and telephone	(044) 551-95-40
Fax	551-95-41
E-mail	reestr@naftogas.com.ua
WWW-address	WWW.naftogas.com.ua
Number of license (permit)	240695 AA

Date of issuance of the license (permit)	16 October 2001
Government authority that issued the license	The State Commission for Securities and Stock Market of Ukraine

Information on Auditors (auditing firms) providing audit services to the issuer

Name	"Auditservis-LVF"
Organizational and legal form	Limited Liability Company
EDRPOU code	23850988
Code of the area (KOATUU)	
Area	Zaporizka Oblast
District	Zhovtnevy
Zip code	69095
Inhabited locality	the City of Zaporizhia
Street, building	117-A Lenin Avenue
Interregional code and telephone	(0612) 63-01-97
Fax	63-01-97
E-mail, teletype,telex	
WWW-address	
Number of license	1253
Date of issuance of the license (permit)	26 January 2001
Government authority that issued the license	The Audit Chamber of Ukraine

INFORMATION ON SECURITIES OF THE ISSUER

Information on share issues

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Class of shares	Form of issue	Nominal value of a share (UAH)	Number of shares	Aggregate nominal value (UAH)	Persantage in the charter fund
02/12/1998	564/08/1/98	Zaporizhia territorial department of SCSSMU	common registered	documentary	25.00	3,923,998	98,099,950.00	100.00

Information on bonds of the issuer (per each unredeemed bond issue)

1. Interest-bearing bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issuer	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value	Interest rate (%)	Interest Payment Term	Bond Maturity Date
			0.00	0		0.00	0.00		

2. Discount bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Bond Maturity Date
			0.00	0		0.00	

1. Task (passive) bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Name of goods (services) for which the issue was effected	Bond Maturity Date
			0.00	0		0.00		

Information on other securities issued by the issuer (that are subject to registration)

Issue registration date	Type of securities	Amount of the issue	Amount of allocated securities as of the date of report (UAH)	Redemption terms and conditions
		0	0.00	

Shares of the open joint stock company are traded through the First stock trading system of Ukraine beginning from 1997

BUSINESS DESCRIPTION
(text part)

Company's background

The Open Joint Stock Company "Dniproenergo" (the "Dniproenergo") is the leading power generating company in Ukraine. The main business of the company is the production of electric and thermal power. Dniproenergo was established in 1995 as a result of Ukrainian energy sector restructuring. The State represented by the Ministry of Power and Electricity of Ukraine was the founder of Dniproenergo. The Company includes three thermal power plants: Kryvorizka TPP, Prydineprovska TPP and Zaporizka TPP having together 25 generating units with an aggregate installed generating capacity of 8,160 MW or 29.1% of the total installed generating capacity in Ukraine. Power plants are located in two industrial regions of Ukraine: Zaporizka and Dnipropetrovska oblast, where such energy intensive sectors as machinery building, metallurgy, mining are developed that ensures the sales of the generated electric power.

The charter fund of the Company is 98.1 million UAH. It is divided into 3,923,998 common registered shares with the nominal value of 25 UAH each. Shares of Dniproenergo are included in the listing of the First Stock Trading System of Ukraine (FSTS) from 1997.

In 1999 the Company completed the program of issuance of American depository receipts (ADR) of the 1st level. Beginning from 1998 the electronic information system SAP-R3 started to work in the Company that allows to made management decisions on the basis of true and prompt information.

Information on organizational structure of the issuer

OJSC "Dniproenergo" includes:

2. Kryvorizka TPP (installed capacity - 2820 MW) and Zelenodolskiy social house-hold service center (SHSC), located on the territory of Dnipropetrovskay oblast in 20 kilometers to the West from district center the city of Apostolovo and from 2 kilometers of the city of Zelenodolsk.
3. Zaporizka TPP (installed capacity - 3600 MW) and Energodar SHSC, located on the territory of Zaporizka oblast in 140 kilometers to the South from the oblastnoy the city of Zaporizhia and 3 kilometers from the city of Energodar.
4. Pridneprovska TPP (installed capacity - 1740 MW) and Pridneprovskiy SHSC, located on the territory of Dniproretrovska oblast and the city of Dnipropetrovsk.

In order to separate production activity from non-production activity, three social house-hold service centers (Energodarsky, Pridneprovsky, Zelenodolsky) were established on the basis of subdivisions of non-production activities of thermal power plants.
OJSC "Dniproenergo" includes following subdivisions for providing of technical maintaining: "Dniproenergoremont" (performs repairs works on thermal, mechanical and electrotechnical equipment), "Dniproenergospetsremont" (reconstruction of buildings and structures), "Dniproenergotrans" (transportation services), "Dniproenergonaladka" (servicing of meters, communications lines), "Dniproenergopostach" (purchase and supply of materials), "Militarized Security".

According to the decision of the general meeting of JSC "Dniproenergo" shareholders 27.03.2001, since 12 April 2001 "Dniproenergopostachkomplekt" subdivision is liquidated, the personnel was reduced and functions were transferred to the central material and technical supply division.

In December 2001 in connection with transferring of residential fund with household objects to Zelenodolsk Municipal Council territorial community property, Zelenodolsk SHSC was reorganized to a shop and formed a part of Krivorizka TPP.

Description of accounting policy

Dniproenergo accounting policy was developed independently in accordance with the requirements of applicable Ukrainian legislation and accounting regulations.

Purchased (created) main means in the reported year were accrued to the balance by their initial value in accordance with the requirements П (С) БО 7, in dependence on purchasing (obtaining) mean. Main means inventory was held as of 31.12.2001 in accordance with the Law of Ukraine "On the bookkeeping accounting and financial reporting in Ukraine", " Instruction on main means inventory , intangible assets, cash and documents and payments" (The Ministry of Finance order 11.08.94 No. 69 with changes).

Main means objects reappraisal was held in accordance with the Law of Ukraine 12.07.2001 No. 2658-III "On the property appraisal, property rights, and professional appraisal activity in Ukraine", on the basis of expert appraisal of independent experts, who have documents to carry out appraisal activity.

Main means were marked up and down. Main means on the balance date reflected with their actual cost.

Depreciation was calculated in accordance with the liner method pursuant to the Accounting Standards. Depreciation on the main means specific object - land was not calculated. Stock appraisal in accordance with requirements П(С) БО 9 and Dniproenergo accounting policy was carried out with the least of two appraisals: initial cost or net realization cost.

Financial investments in associated and filials were calculated in accordance with the method of participating in capital. Other financial investments by cost.

Expenditures were reflected in accounting simultaneously with assets reducing or liabilities increasing.

As of 31.12.2001 there was a debt liability inventory in accordance with normative requirements of payments inventory.

Information on main types of goods and services produced by their issuer

The main activity of the Company is the generation of electric and thermal power.
Approved by general meeting of shareholders electric power producing plan was fulfilled on 140, 5%. It was produced 18, 3 billions kWh with planned 13 billions kWh. It was delivered in the Wholesale market 9% less than in 2000.
Average tariff for the sold electric power was 11, 94 kop./kWh, that is 7, 8% bigger than in 2000.
Total cost of 1 kWh in 2001is less than planned in 1, 4 kop. and is 10, 84 kop./kWh.
Electric power producing profit is 12, 27%.

Information on main sale markets and main customers

All electric power generated by the electric plants of Dniproenergo is sold through the Wholesale market of electric power of Ukraine in accordance with the terms and conditions of its operation.. The main customer is the National Power Company "Energorynok".

Information on peculiarities of the development of the sector in which the issuer operates

Electric power sector of Ukraine is the backbone sector, complicated technological complex that ensure the production, distribution and supply of electric and heat power in order to satisfy needs of production sector and population.
At present, this sector is characterized by the following features.
Financial area: imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in permanent shortage of working capital, increase of receivables and payables before the budget of all companies.
Production area: possibility of electricity consumption without its in-time payment leads to the existence of insolvent demand, together reduction of production volume, which is the main reason of the electric power shortage; considerable dispersion of the electric power consumption schedule, continuous deficit of capacity during peak hours, insufficient number of maneuverable and peak capacities, limitation and cut-off of consumers result in necessity to carry out frequent start - stops of power units of TPPs which is a reason of their quick deterioration.
Usage of morally old and obsolete equipment results in low level of reliability and efficiency of production, transition and supply of electric power; existing systems of commercial and technical accounting of electric power are morally and physically old and do not ensure true accounting of the consumed electric power.

Production - technical area: insufficient technical condition of electric power plants, electric and heat networks. 95% of power units of TPPs worked out their rated life, and 53% - their critical life; deficient usage of generating capacities of electric power plants. Operative efficiency of the installed capacity of thermal power plants reduced to 25%; equipment of thermal power plants do not work as designed due to the lack of enough quantity of maneuverable capacities in the United power system of Ukraine, daily stops at night collapses of capacities and subsequent starts accelerate its physical teas and wear; insufficient loading of power generating equipment in comparison with its nominal parameters leads to the excessive consumption of fuel-power resources for the production of electricity, increased expenses for own needs of power plants; burning of grizzle in existing boilers results in decreased reliability and economic efficiency of technological equipment.

Fuel supply: insufficient amount of the working capital was the reason of the impossibility to purchase fuel and pay for it in time, complete dependency on fuel supplies by the State Reserve; insufficient resource base of the domestic organic fuel; low quality of domestic coal supplied to thermal plants; imperfection of the mechanism of usage of fuel from the State Reserve.

Scientific-technical area: due to the lack of financing sources, it is impossible to introduce new technologies and equipment for burning low-quality fuel, to ensure renovation of generating facilities; neither research, scientific-research nor designing works are planned and performed during last years due to the lack of funds.

State tariff regulation area: political approach to the formation of tariffs; tariffs are fixed without taking into consideration increased fuel value, inflation processes, provision of benefits for the

payment for electricity without compensation, bad debts of customers that became bankrupts, losses from stealing electricity, etc.; under condition of permanent electric power deficit the price for the producers decreased. Therefore, for the long period sector was an investor of the Ukrainian industries. Tariffs do not include recourses required for the renovation of equipment.

Market relations among members of the Wholesale Electric Power Market of Ukraine: lack of effective legal basis for the operation of the Wholesale Electric Power Market, lack of the influence mechanism on non-payers and legal responsibility to generating companies caused the critically low level of proceeds and financial crisis of power companies; imperfection of the system of accounting movement of settlement-payment documents, insufficient level of its organization, lack of proper information exchange among the participants of settlements are the basis for the failure to perform payment obligations in time.

Information on the competition in the sector, peculiarities on products (services) of the issuer

Electric power generators produce homogeneous products under the same standards for all producers. Main producers of electric power may be divided into three groups: nuclear power plants, thermal power plants, hydropower plants.
Output of the electric power in 2001 year: by thermal power plants - 49%; by nuclear power plants - 44%; by hydropower plants - 7% (under data of the State Committee of Statistics of Ukraine). Nuclear power plants have less production cost of electric power, but such electric power is produced on high-inertial units operating practically in the permanent load conditions. In addition, fuel for nuclear power plants is purchased abroad for currency. Hydropower plants produce the cheapest electric power, but hydro-recourses are very limited and all power is used to cover gaps in electric power consumption.

Three generating companies having thermal power plants may be deemed as the competitive environment for the issuer. Under results for 2001 the issuer has the lowest specific weight of conventional fuel per electric power output - 366,4 h/kWh and the lowest consumption for own needs for electric power output - 6,46%.

Information on important issues affecting activities of the issuer.

Activities of Dniproenergo are affected considerably by the following problems:
- lack of effective legal basis for the operation of Wholesale Electric Power Market, impossibility to influence on non-payers and lack of legal responsibility to generating companies that results in the deficit of working capital or other sources to purchase fuel, equipment, spare parts, carry out repairing works in the required amount, etc. due to the incomplete payment for the sold electric power;
- absence of the efficient fuel market;
- political approach to the formation of tariffs.

Information on payment of penalties and compensations for violation of applicable legislation

None.

Policy regarding financial activity

Dniproenergo's activities are financed in accordance with the bank funds budget as approved by the management. Expenses for labor remuneration are financed in the full amount of such expenses. All other expenses are financed within the limits of the projected expenses for a certain article, but not in full due to the lack of funds for current needs and shortage of working capital.
Improvement of liquidity indicators is possible in condition of full and due payments for produced and realized electric power by the company.

Information on the value of executed, but still not performed, agreements

None.

Projects and plans

None.

Other information

None.

BUSINESS DESCRIPTION

Main factors affecting business activities of the issuer

Group of Factors	Problem Description	Level of effect on the issuer's activities*			What projected changes may affect the Company
		Little effect	Average effect	Considerable effect	
Political	Political approach to the formation of tariffs results in the approval of tariffs without taking into account the increased value of fuel, inflation, provision of benefits with respect to the payment for power without any compensation.			X	
Financial and economic	Imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in permanent shortage of working capital, increase of receivables and payables before the budget of all companies.			X	Changes introduced into the power legislation as for non-payers and restructuring of debts of power generating companies.
Production and technological	Insufficient technical conditions of electric power plants, electric and thermal network. 95% of power units of TPPs worked out their rated life, and 53% - their critical life.There are no effective fuel market.			X	
Social	Reduction of labor remuneration level.				
Environmental	Pollution emissions to the air, wastes into surface waters. Placement of wastes.		X		Reconstruction of electrical filters of unit No. 4 of Kryvy Rih TPP will cause the reduction of ash emissions of the OJSC.

*"X" should be put in respective column

Information on the most affective competitors of the main products.

Product	Competitor	Country	Level of competition*		
			Little effect	Average effect	Considerable effect
Electric power	Centrenergo	Ukraine			
Electric power	Zahidenergo	Ukraine			
Electric power	Donbasenrgo	Ukraine			
Notes: it is impossible to indicate the level of competition					

*"X" should be put in respective column

Information on main products (services) produced by the issuer

Name of product (type of product)	Trademark, under which product is sold	Patent and other legal protection of products (invention and licenses used in the production)	TNZED code of goods (goods group)	Measurement unit	Production volume in natural units	Production volume in monetary form (at current prices) (thousand,UAH)	Net income (proceeds) from the sale for the reported period (thousand, UAH)
Electricity				million kWh	18264.4	1930930.0	1930322.0
Heat				thousand gCal	877.8	38744.0	37540.0
Other goods (services) of industry character						1164.0	1164.0
Total:						1970838.0	1969026.0

Information on raw materials base and main characteristics of consumers of the issuers products (services) and broken up by regions of Ukraine and external markets

Name of product (type of product)	Production raw materials base (Ukraine, CIS countries, foreign countries)	Share in total amount of sales (region of sales) (%)		
		Ukraine	CIS countries and Baltic states	Foreign countries
Electricity	coal (Ukraine –93.3%, Russia –6.7%)	0.0	0.00	0.00
	gas (Ukraine-92.6%Russia – 7.4%)	0.00	0.00	0.00
	mazut (Ukraine -100%)	0.00	0.00	0.00
	Total:	100.00	0.00	0.00

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER

Information on the fixed assets of the issuer (by residual cost)

Description of fixed assets	Own fixed assets (thousand UAH)		Leased fixed assets (thousand UAH)		Total fixed assets (thousand UAH)	
	Period beginning	Period end	Period beginning	Period end	Period beginning	Period end
1. Production facilities:	661101.0	1862567.0	0.0	0.0	661101.0	1862567.0
-buildings and structures	468235.0	793631.0	0.0	0.0	468235.0	793631.0
-machinery and equipment	180794.0	1042740.0	0.0	0.0	180794.0	1042740.0
- means of transportation	5396.0	10036.0	0.0	0.0	5396.0	10036.0
-other	6676.0	16160.0	0.0	0.0	6676.0	16160.0

2. Non - production facilities	0.0	0.0				
-buildings and structures	0.0	0.0				
-machinery and equipment	0.0	0.0				
-means of transportation	0.0	0.0				
-other	0.0	0.0				
Total:	661101.0	1862567.0	0.0	0.0	661101.0	1862567.0
Notes:						

Information on the issuer's liabilities

Type of obligation	Date of occurrence	Amount of outstanding debts (thousand UAH)	Loan interest (thousand UAH)	Repayment date
Bank loans	X	173437.0	X	X
including:				
The World Bank loan	26/11/1997	118651.0	0.00	15/11/2003
Zaporizhia central branch "Prominvestbank"	15/08/2001	135.0	0.00	14/08/2002
Zaporizhia central branch "Prominvestbank"	19/11/2001	7660.0	0.00	01/11/2002
Ukrsocbank	29/11/2001	42650.0	0.00	01/07/2002
Eurobank	02/02/2001	4341.0	0.00	06.01.2002
Liabilities under securities	X	121436.0	X	X
including:				
under bonds (per each issue):	X	0.0	X	X
under promissory notes (in total)	X	121436.0	X	X
under financial investments into corporate rights (per each type):	X		X	X

Type of obligation	Date of occurrence	Amount of outstanding debts (thousand UAH)	Loan interest (thousand UAH)	Repayment date
			X	
Tax obligations	X	323193.0	X	X
Financial aid on regress basis	X	30248.0	X	X
Other liabilities	X	1992701.0	X	X
Total liabilities:	X	2641015.0	X	X

Information on written-off bad debts (for commercial banks)

Description of indebtedness by its nature	Amount (thousand UAH)
INTERBANK MARKET	0.00
1. Loans and financial leasing, granted guarantees and deposits	0.00
EXTRA-BANK MARKET (2+3+4)	0.00
2. Loans granted to government authorities	0.00
3. Loans granted to business entities	0.00
4. Loans granted to individuals	0.00
Total written-off bad debts (1+2+3+4)	0.00

Level of production facilities fixed assets wearing out:

- buildings and structures – 51%;
- machinery and equipment – 82%;
- means of transportation – 77%;
- others – 74%;

Fixed assets are used by to 99,38%, 0,02% - rented, 0,6% - temporarily is not used.

Fixed assets cost increasing is caused by their initial cost marking up.

12.12.01 Zaporozhye regional Civil court filed a suite of JSC "Dniproenergo" bankruptcy, a moratorium for satisfying creditors requirements and Issuer property disposal procedure was provided.

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

CODES

Date (year, month, day) 2002 01 01

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporozhye region, Zaporozhye, Hrebelna Str., 2.

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	445.0	380.0
initial value	011	780.0	772.0
depreciation	012	(335.0)	(392.0)
Uncompleted constructions	020	89912.0	108724.0
Fixed capital			
residual value	030	661101.0	1862567.0
initial value	031	1715344.0	7680253.0

depreciation	032	(1054243.0)	(5817686.0)
Long-term financial investment			
that accounted under method of sharing in the capital of other enterp.	040	7527.0	7069.0
other financial investments	045	132.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	54202.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**759117.0**	**2033075.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161475.0	190546.0
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	43.0	2.0
Finished products	130	79.0	0.0
Goods	140	91.0	90.0
Promissory notes received	150	57077.0	96598.0
Settlements with debtors for goods, works, services:			
purchase value	160	2778023.0	412788.0
Initial value	162	2778023.0	2258336.0
reserve of doubtful debts	162	(0.0)	(1845548.0)
Settlements with debtors:			
with the budget	170	5.0	15.0
on granted advance	180	31814.0	39149.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	37725.0	95324.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			

settlement account	230	19478.0	34488.0
currency account	240	0.0	0.0
other monetary funds	250	80162.0	60157.0
Section 2 total	**260**	**3165972.0**	**929157.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**60.0**	**90.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3925149.0**	**2962322.0**

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98100.0	98100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731508.0	1970628.0
Reserve capital	340	15338.0	15338.0
Undistributed profit (uncovered losses)	350	-393740.0	-1763056.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**451206.0**	**321010.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			

Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	415.416
Target - oriented financing	420	0.0	295.0
Sections 2 total	**430**	**0.0**	**295.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	121234.0	118651.0
Other long term finance liabilities	450	26451.0	32500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2294.0	119729.0
Section 3 total	**480**	**149979.0**	**270880.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	58392.0	54786.0
Current indebtedness under long term liabilities	510	6049.0	0.0
Issued notes	520	137523.0	121436.0
Settlements with creditors for goods, works and services	530	2327769.0	1671795.0
Settlements with creditors:			
with respect to advance payments received	540	2355.0	5837.0
with the budget	550	511749.0	323193.0
with respect to non-budgetary payments	560	110018.0	33302.0
with respect to insurance	570	1955.0	2969.0
with respect to salaries	580	3548.0	4695.0
with participants	590	28194.0	34779.0
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	136412.0	117343.0
Section 4 total	**620**	**3323964.0**	**2370135.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**2.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3925149.0**	**2962322.0**

Notes:

Financial statements of the Company were prepared pursuant to the applicable legislation of Ukraine. Financial investments in associated enterprises and subsidiaries are accounted in accordance with the method of participating in capital and as of 31.12.01 are 7069.0 UAH thousand.
Other financial investments are appraised by cost and as of on 31.12.01 are133.0 UAH thousand.
OJSC "Dniproenergo" has:

- 41% share in CJSC "Dniprovec" own capital, OJSC "Dniproenergo" profit on participating in CJSC "Dniprovec" capital is 0,164 UAH thousand.
- 69,99% share in CJSC "Dniprovec" own capital, OJSC "Dniproenergo" losses are 457.6 UAH thousand.

Accounting, appraisal of long-term liabilities and reflecting them in financial report response to the requirements of Accounting standard 11 "Liabilities", requirements of normative documents of reflecting liabilities in the accounting and financial report. Long-term liabilities as of 31.12.01 are 270880.0 UAH thousand.

Accounting, appraisal and reflecting of current liabilities in balance sheet response to the requirements of Accounting standard 11 "Liabilities", requirements of no mative documents of reflecting in the balance sheet of current liabilities. Current liabilities as of 31.12.01 are 2370135.0 UAH thousand.

The main part of accounts receivable are debts of "Energorynok" state enterprise. Their debt at the end of the year is 2078551.0 UAH thousand. In accordance with the Accounting Form (standard) 10 "Accounts receivable", the amount of doubtful debts reserve was determined for including them to the financial report for 2001. The amount of doubtful debts reserve is 1845548.0 UAH thousand that was included in current and other operational expenditures was determined in dependence on the amount of the present debts at every stage of its paying off, taking into account multilevel scheme of electric power distributing and paying money for it (consumer-Oblenergo-SE "Energorynok"-JSC "Dniproenergo").

Over a period of 2001 year JSC "Dniproenergo" obtained short-term bank loans for the whole sum of 228281.5 UAH thousand, including subloan agreement with The Ministry of Finance on the loan of EBRD with the sum of 76858.5 UAH thousand, long-term loans for the sum of 794.0 UAH thousand. Short-term loans unredeemed indebtedness is 54786.0UAH thousand, including the EBRD loans- 4341.0 UAH thousand, "Prominvestbank" loans – 7795.0 UAH thousand, "Ukrsocbank" – 42650.0 UAH thousand, on long-term loan with the Ministry of Finance on the IBRD loan is 118651.0 UAH thousand.
Totally unredeemed indebtedness as of 01.01.2002 of bank loans is 173437.0 UAH thousand, interests on loans which are to be paid are 25574.6 UAH thousand.

Accounts payable as of 01.01.2002 included indebtedness of coal and gas, which were supplied by mines and gas companies.

Accounting forms were composed in accordance with recommendations from the Ministry of Finance letter 10.01.2002 No.053-43. Rows 300-380 of the Form No. 1 "Balance Sheet" response to the row 050 of the Form No. 4 " Own capital report" for the previous year , i.e. Balance Sheet for the reported year already includes the information about own capital correcting for the beginning of the reported year: the amount of other additional capital reduced for 1.0 UAH thousand, as of 01.01.2001 it is

731508UAH thousand., and the amount of undistributed profit was corrected for 260148.0 UAH thousand and at the beginning of the reported year it is 393740.0 UAH thousand. Taking into account herein before corrections the Form No.4 "Own capital report" was filled without reflecting of correcting amounts, because data are automatically entered to the row 010 of the Form No. 4 from rows 300-380 of the Form No. 1.

When entering data in the Form No. 5 "Notes to the annual financial report" the row 670 "Cash in transit" is not filled in amount of 1971.0 UAH thousand, because it is anticipated by algorythm to compare 690 row with the sum of 230 and 240 rows of the Form No. 1. Sum of the cash in transit in the way in the Form No. 1 was entered to 250 row "Other working assets".
JSC "Dniproenergo" financial report for 2001 reported year forms assured by the auditor are added to the auditor's conclusion.

Manager	_______________ [signature]	**Serhiy Andriyovych Popov**
Chief accountant	_______________ [signature]	**Anatoliy Mykhailovych Huschyn**

Appendix 3

to the Accounting Form (standard)

2001 FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 a , to DKUD	1801004
	Date (year, month, day)	2002\01\01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority:	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Products sales proceeds (goods, works, services)	010	2362831.0	2018746.0
Value added tax	015	(393805.0)	(248154.0)
Exsice duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	`030	0.0	0.0
Net profit of sold products (work, services)	035	1969026.0	1770592.0
Costs for production of sold products (work, services)	040	(1711756.0)	(1563805.0)
Sales results	050	257270.0	206787.0
Losses	055	0.0	0.0
Other operational revenues	060	190758.0	168654.0

Administrative expenses	070	(20693.0)	(10961.0)
Commercial costs	080	(231.0)	(109.0)
Other operational costs and expenses	090	(2042502.0)	(463872.0)
Financial results of operational activity: profit	100		
Losses	105	(1615398.0)	(99501.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	6.0
Other revenues	130	11599.0	3945.0
Financial losses	140	(18410.0)	11486.0)
Losses from sharing in the capital	150	(458.0)	(297.0)
Other losses	160	(32385.0)	(6085.0)
Financial results of usual activity: total profits	170		
total losses	175	(1655052.0)	(113424.0)
Profit tax	180	6360.0	71704.0
Financial results of usual activity:balance sheet profit	190		
balance sheet losses	195	(1661412.0)	(185128.0)
Unusual profits	200	312576.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220		
losses	225	(1348836.0)	(185128.0)

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1516110.0	1349576.0
Salary expenses	240	67969.0	45919.0
Allocations for social arrangements	250	24536.0	16677.0
Depreciation	260	80592.0	48463.0
Other costs	270	2030013.0	471679.0
Total	280	3719220.0	1932314.0

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3923998	
Adjusted quantity of common shares	310		
Net profit per one common share	320		
Adjusted net profit per one share	330		
Dividents per one common share	340		

Manager [signature] Popov Serhiy Andriyovich

[seal]

Chief Accountant [signature] Huschin Anatoliy Mikhailovych

Appendix 4

to the Accounting Form (standard)

		CODES
	Date (year, month, day)	2002\01\01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority: Minenergo of Ukraine	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of business activity: thermal power plants	as to KVED	
Measuring unit: UAH thousand	Controlling amount	

2001 FUNDS FLOW REPORT

Form No.3

DKUD Code 1801004

Article	Code	For reported year		For previous year	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
1. Flow of funds as a result of operational activities					
Profits (loss) from general activity before tax payment	010		1655052.0		113424.0
Adjustment for:					
fixed assets depreciation	020	80592.0	X	48463.0	X
increased (decreased) security	030	295.0	0.0	0.0	0.0
profit (loss) from unreleased switch rates	040	846.0	0.0	0.0	0.0
profit (loss)from non-operational activities	050	21244.0	0.0	2437.0	0.0
Interest payment expenses	060	18410.0	X	11486.0	X
Profit (loss) from operational activities prior to change in frequent circulating assets	070	0.0	1533665.0	0.0	51038.0

Decreased (increased):					
circulating assets	080	2251945.0	0.0		622918.0
deferred expenses	090	0.0	30.0	157.0	0.0
Increased (decreased):					
current liabilities	100	0.0	590860.0	766190.0	0.0
deferred incomes	110	2.0	0.0	0.0	0.0
Cash funds from operational activity	120	127392.0	0.0	92391.0	0.0
Paid:					
interest	130	X	10490.0	X	2190.0
profit tax	140	X	29237.0	X	111236.0
Net flow of funds prior to emergency events	150	87665.0	0.0	0.0	0.0
Flow of funds from emergency events	160	0.0	0.0	0.0	0.0
Net flow of funds from operational activities	170	87665.0	0.0	0.0	0.0
2. Flow of funds as a result of investment activities					
Sale of:					
financial investments	180	0.0	X	0.0	X
fixed assets	190	93.0	X	95.0	X
property complexes	200	0.0	0.0	0.0	0.0
Received:					
interest	210	0.0	X	0.0	X
dividends	220	0.0	X	0.0	X
Other proceeds	230	0.0	X	0.0	X
Acquisition of:					
financial investments	240	X	0.0	X	116.0
fixed assets	250	X	53 753.0	X	1 1012.0
property complexes	260	X	0.0	X	0.0

Other payments	270	X	13 974.0	X	11 712.0
Net flow of funds from emergency events	280		67 634.0		22 745.0
Flow of funds from emergency events	290	0.0	0.0	0.0	0.0
Net flow of funds from investment activities	300	0.	67 634.0	0.0	22 745.0
3. Flow of funds as a result of finansial activities					
Proceeds of own capital	310		X		X
Received loans	320	228281.0	X	132217.0	X
Other proceeds	330	0.0	X	0.0	X
Repayments of loans	340	X	230647.	X	74360.0
Paid dividends	350	X	0.0	X	0.0
Other payments	360	X	2655.0	X	
Net flow of funds prior to emergency events	370	0.0	5021.0	57857.0	0.0
Flow of funds from emergency events	380	0.0	0.0	0.0	0.0
Net flow of funds from financial activity	390	0.0	5021.0	57857.0	0.0
Net flow of funds for the reported period	400	15010.0	0.0	14077.0	0.0
Balance of funds for the beginning of year	410	19478.0	X	5401.0	X
Influence of currency rate changes on balanc of funds	420	0.0	0.0	0.0	0.0
Balance of fund at the end of year	430	34488.0	X	19478.0	X

Monetary funds include cash funds and on-demand deposits.

Balance of funds for the beginning of the year	19478.0 UAH thousand
Received in total	2389633.0 UAH thousand
including	
dispatched electric power and heat supply	1800743.0 UAH thousand
Spent in total	2374623.0 UAH thousand
Balance of funds at the end of the reported year	34488.0 UAH thousand

Manager	[signature]	Serhiy Andriyovich Popov
	[seal]	
Chief Accountant	[signature]	Anatoliy Mikhailovych Huschin

Appendix 5

to the Accounting Form 5 (standard)

CODES

Date (year, month, day)	2002\01\01
as to EDRPOU	00130872
as to KOATUU	06024
as to SPODU	1094
as to ZKGNG	11110
as to KVED	
Controlling amount	

Enterprise: **the OJSC "Dniproenergo"**

Territory: 2310136900

State management authority: Minenergo of Ukraine

Branch: thermal power plants

Type of business activity: industrial

Measuring unit: UAH thousand

Report on the own capital
for 2001

Form No. 4 Code as to DKUD 1801005

Item	Code	Charter capital	Share capital	Additionally contributed capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withheld capital	In total
1	2	3	4	5	6	7	8	9	10	11
Residual at the beginning of year	010	98,100.0	0.0	0.0	731508.0	15338.0	-393740.0	0.0	0.0	451206.0
Adjustment:		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- change of accounting policy	020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- correction of mistakes	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- other changes	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Adjusted residual at the beginning of the year	050	98,100.0	0.0	0.0	731508.0	15338.0	-393740.0	0.0	0.0	451206.0
Revaluation of assets:										
- Additional evaluation of the fixed assets	060	0.0	0.0	0.0	1300852.0	0.0	0.0	0.0	0.0	1300852.0
- Adjustment of the value of the fixed assets	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of uncomplited constructions	080	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of uncomplited constructions	090	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of intangible assets	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of intangible assets	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Movement of special funds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

1	2	3	4	5	6	7	8	9	10	11
Net profit (loss) for the accounting period	**130**	0.0	0.0	0.0	0.0	0.0	-1348836.0	0.0	0.0	-1348836.0
Distribution of the profit:										
- Payments of the owners (dividends)	**140**	0.0	0.0	0.0	0.0	0.0	(-27480.0)	0.0	0.0	(-27480.0)
- Contribution of the profit into the charter capital	**150**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Deduction into reserve capital	**160**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	170	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contributions of the participants:										
- Contributions into the capital	**180**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Repayment of indebtedness from the capital	**190**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Withholding the capital:										
- Redemption of the shares (participation interest)	**210**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Resale of the redeemed shares (participation interest)	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Cancellation of the redeemed shares (participation interest)	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Withholding shares of the capital	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Decrease of nominal value of the shares	**250**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other shares of the capital:										
- Writing off the losses which have not been reimbursed	**260**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Assets received free of charge	**270**	0.0	0.0	0.0	239.0	0.0	0.0	0.0	0.0	239.0
Dividend accrued upon share of DIF	**280**	0.0	0.0	0.0	-61971.0	0.0	7000.0	0.0	0.0	-57971.0
Aggregate changes of the capital	**290**	0.0	0.0	0.0	1239120.0	0.0	-1369316.0	0.0	0.0	-130196.0
Balance at the end of the year	**300**	98100.0	0.0	0.0	1970628.0	15338.0	-1763056.0	0.0	0.0	321010.0

The Charter Fund of the Company equals 98 099 95,0 UAH divided into 3 923 998 common registered shares with the nominal value of 25 UAH each. The structure of the share capital is as follows: the state owns 2 983 717 shares (76,04 %); individuals owns 213 626 shares (5,44%); legal entites own 726 655shares (18,52%).

Notes to the report:
Accounting forms were composed in accordance with the recommendations shown in The Ministry of Finance letter from 10.01.2002 No. 053-43.
The Form No. 1 "Balance sheet" was composed in accordance with the own capital correcting for the previous year, that is why when filling the Form No. 4 "Report on the own capital" rows 010 and 050 have the same significance, not taking into account the correction.
So the row 330 significance (F. No. 1) is equal to 731 508 (731 509 - 1 = 731 508) and the significance of this field is taken into the form No. 4, row 010, column 6. The row 350 significance (the Form No. 1) is equal to 393 740 (-133 592 + (-260 148) = -3934 740), the significance of this field is taken to the Form No. 4 row 010 column 8.
The report calculation algorythm does not allowbringing data into the row 010 manualy.

The dividends sum in the column 8 row 140 is with (-) sign because the dividends were calculated for 2000 but they were not paid out.
The report calculation algorythm calculates row 290 as the product of coprresponding rows and the dividends sum 27 480 must be subtrehended.

The Form No.4 assured by the Auditor including the information about correction of another additional capital and undistributed capital is added to the Auditor's conclusion.

Manager	[signature]	Serhiy Andriyovich Popov
Chief Accountant	[signature]	Anatoliy Mikhailovich Huschyn

Approved
by the order of Ministry of Finance of Ukraine
dated 29 October 2000, No.302

Enterprise: **OJSC "Dniproenergo"**
Territory: 2310136900
Ownership: COLLECTIVE PROPERTY
State management authority: Minenergo of Ukraine
Branch (type of activities): Thermal power plants
Type of business activity industrial
Measuring unit: thousand of hryvnias
Average personnel quantity 10021
Address: 2 Plotynna St., Zaporizhia

	CODES		
Date (year, month, date)	2002	1	1
as to EDRPOU	130872		
as to KOATUU	6024		
as to SPODU	1094		
as to ZKGNG	11110		
as to KVED			
Controlling amount			

NOTES ON THE ANNUAL FINANCIAL REPORT

as of 2001 year

Form No.5 **DKUD Code 1801008**

1. Intengible assets

Groups of integible assets	Row code	Balance on the beginning of year		Received for the reported period	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation per year	Losses due to decreasing of usefulness per year	Other changes per year		Residue at the end of year	
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights for usage of natural resources	010	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rights for usage of property	020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for trademarks	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for objects of industry property	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Author's and continguous rigts	050	475.0	190.0	28.0	0.0	0.0	0.0	0.0	47.0	0.0	0.0	0.0	503.0	237.0
Goodwill	060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other intengible assets	070	305.0	145.0	0.0	0.0	0.0	36.0	18.0	28.0	0.0	0.0	0.0	269.0	155.0
Total	080	780.0	335.0	28.0	0.0	0.0	36.0	18.0	75.0	0.0	0.0	0.0	772.0	392.0

From 080 row, column 14	cost of intengible assets, restricted by the right of property	(081)	0.0
	cost of mortgaged intengible assets	(082)	0.0
	cost of intengible assets, created by the enterprise	(083)	0.0
From 080 row, column 5	cost of intengible assets, obtained due to target investments	(084)	0.0

2. Fixed assets

Groups of fixed assets	Row code	Residue at the beginning of year		Receipts per year	Overestimation (mark up+, mark down-)		Disbursements per year		Depreciation accounted per year	Losses due to decreasing of usefulness	Other changes per year		Residue at the end of year		including			
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation	obtained under financial rent	transmitted into operational	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Major expences for improving of plots	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Buildings, structures and transmission devices	120	845079.0	376844.0	1130.0	872802.0	468060.0	89624.0	37193.0	29368.0	0.0	2125.0	802.0	1631512.0	837881.0	0.0	0.0	23224.0	1982.0
Mashines and equipment	130	830739.0	649945.0	49431.0	5101944.0	4237659.0	33689.0	30695.0	46697.0	0.0	-6328.0	-4249.0	5942097.0	4899357.0	0.0	0.0	1039.0	772.0
Means of transportation	140	17279.0	11883.0	11.0	27773.0	20962.0	1209.0	994.0	2236.0	0.0	527.0	258.0	44381.0	34345.0	0.0	0.0	1012.0	718.0
Tools, devices, other facilities(furniture)	150	20319.0	14474.0	2915.0	30420.0	23435.0	1527.0	1206.0	1417.0	0.0	2751.0	2383.0	54878.0	40503.0	0.0	0.0	13.0	7.0
Working and productive animals	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perenial planties	170	146,0	115.0	0.0	1162.0	900.0	10.0	6.0	10.0	0.0	0.0	0.0	1298.0	1019.0	0.0	0.0	0.0	0.0
Other fixed assets	180	990.0	664.0	41.0	2399.0	1983.0	127.0	124.0	53.0	0.0	-426.0	-229.0	2877.0	2347.0	0.0	0.0	0.0	0.0
Librarian funds	190	183.0	165.0	40.0	0.0	0.0	6.0	6.0	40.0	0.0	2.0	2.0	219.0	201.0	0.0	0.0	0.0	0.0
Nonnegotiable matherial assets of little value	200	0.0	0.0	363.0	0.0	0.0	32.0	28.0	664.0	0.0	1348.0	1032.0	1679.0	1668.0	0.0	0.0	7.0	7.0
Temporary (untitle) structures	210	609,0	153.0	0.0	669.0	179.0	0.0	0.0	26.0	0.0	0.0	0.0	1278.0	358.0	0.0	0.0	0.0	0.0
Natural resources	220	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory package	230	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rental objects	240	0.0	0.0	0.0	0.0	0.0	[illegible]	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other nonnegotiable matherial assets	250	0.0	0.0	33.0	0.0	0.0	0.0	0.0	6.0	0.0	1.0	1.0	34.0	7.0	0.0	0.0	0.0	0.0
Total	260	1715344.0	1054243.0	53964.0	6037169.0	4753178.0	126224.0	70252.0	80517.0	0.0	0.0	0.0	7680253.0	5817686.0	0.0	0.0	25295.0	3486.0

From row 260,column 14	cost of fixed assets, as of which restrictions of rights for property are stipulated by applicable legislation	(261)	7632988.0
	cost of mortgaged fixed assets	(262)	0.0
	residual cost of fixed assets, that are temporarily not used (conservation, reconstruction,so on)	(263)	47265.0
	residual cost of fixed assets, excluded from exploitation for sale	(264)	0.0
	prime (overestimated) cost of totally depretiated fixed assets	(265)	0.0
From row 260, column 5	cost of fixed assets, acquired for the target financing	(266)	0.0
	cost of fixed assets,taking into operational leasing	(267)	0.0

3. Major investments

Name of indicator	Row code	Per year	At the end of year
1	2	3	4
Major construction projects	280	62997.0	75740.0
Aquisition (creation) of the fixed assets	290	2210.0	814.0
Aquisition (creation) of other nonnegotiating materials assets	300	484.0	121.0
Aquisition (creation) of intengible assets	310	671.0	926.0
Forming of major herd	320	0.0	0.0
Other	330	0.0	0.0
Total	340	66362.0	77601.0

4. Financial investments

Name of indicator	Row code	Per year	At the end of year	
			longterm	current
1	2	3	4	5
A. Financial investments at the method of sharing in the capital of:				
associated enterprises	350	0.0	898.0	0.0
subsidaries	360	-458.0	6171.0	0.0
joint-venture activity	370	0.0	0.0	0.0
B. Other financial investments in:		0.0	0.0	0.0
snares in the charter capital of other enterprises	380	1.0	0.0	0.0
shares	390	0.0	0.0	0.0
promissory notes	400	0.0	0.0	0.0
Other	410	0.0	133.0	0.0
Total (A+B)	420	-457.0	7202.0	0.0

From the row 045 column 4 of the balance	Other longterm financial investments are reflected:	
	at the cost	**(421)** 133.0
	at the fair cost	**(422)** 0.0
	at the depreciation cost	**(423)** 0.0
From the row 220 column 4 of the balance	Current financial investments are reflected:	0.0
	at the cost	**(424)** 0.0
	at the fair cost	**(425)** 0.0
	at the depreciation cost	**(426)** 0.0

File No. 82 - 4844

5.Incomes and expenses

Name of indicator	Row code	Incomes	Expenses
1	2	3	4
A. Other operational incomes and expenses			
Operational rent of assets	440	1070.0	476.0
Operational course rate difference	450	909.0	63.0
Realization of other working assets	460	57774.0	55842.0
Fines, penalties,forfeits	470	275.0	52238.0
Providing of objects of housing-communal and social-cultural designited	480	6641.0	19114.0
Other operational incomes and expenses	490	124089.0	1914769.0
B. Incomes and expenses of sharing in the capital of investments in:			
associated enterprises	500	0.0	458.0
subsidaries	510	0.0	0.0
joint-venture activity	520	0.0	0.0
C. Other financial incomes and expenses			
Dividends	530	0.0	x
Interests	540	x	18404.0
Financial rent of assets	550	0.0	0.0
Other financial incomes and expenses	560	0.0	6.0
D. Other incomes and expenses			
Realization of financial investments	570	0.0	0.0
Realization of nonnegotiable assets	580	93.0	168.0
Realization of property	590	0.0	0.0
Nonoperational course rate difference	600	5190.0	418.0
Free obtained assets	610	6316.0	x
Writting off of nonnegotiable assets	620	x	6014.0
Other incomes and expenses	630	0.0	25785.0

Barter's settlements with goods (works,services) **(631)** **40548.0**

Part of income from sale of goods (works, services) under barter contracts with concerned parties **(632)** %

6. Monetary funds

Name of indicator	Row code	At the end of year
1	2	3
Cash fund	640	1.0
Current account of the bank	650	34408.0
Other accounts in the bank (documentary credits,check book)	660	79.0
Cash in transit	670	0.0
Equivalents of monetary funds	680	0.0
Total	690	34488.0

From row 070 column 4 of the Balance Monetary funds, that are restricted in usage (691)

7. Securing

Types of securities	Row code	Residue of securing at the beginning of year	Increasing of securing		Sum of securing, that are used per period	Unused sum of securing	Sum of expected reccurencing of expenses by other party, that is accounted for estimation ensuring	Residue of estimation at the end of year
			creating of securing	additional counting out				
1	2	3	4	5	6	7	8	9
Securing for paying out of vacation for stuff	710	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for additional pension providing	720	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing of garanties	730	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for restructuring	740	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing liabilities as pur hard contracts	750	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	760	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	770	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	780	0.0	0.0	0.0	0.0	0.0	0.0	0.0

8. Inventories

Name of indicator	Row code	Balance cost at the end of year	Overestimation per year	
			increasing of net sale cost *	decreasing of net sale cost
1	2	3	4	5
Raw and materials	**800**	42477.0	0.0	0.0
Bought semi-finished products and completing goods	**810**	0.0	0.0	0.0
Fuel	**820**	56749.0	0.0	0.0
Package and package material	**830**	5.0	0.0	0.0
Building materials	**840**	0.0	0.0	0.0
Spare parts	**850**	89188.0	0.0	0.0
Materials of agricultural disagnition	**860**	1.0	0.0	0.0
Animals in growing up and falten up	**870**	0.0	0.0	0.0
Objects of little value and rapidly wearing	**880**	2126.0	0.0	0.0
Production in processing	**890**	2.0	0.0	0.0
Finished products	**900**	0.0	0.0	0.0
Goods	**910**	90.0	0.0	0.0
Total	**920**	190638.0	0.0	0.0

From row 920 column 3	Balance cost of inventories:		
	refrlecting under sale cost	**(921)**	190146.0
	transmitted into processing	**(922)**	175.0
	taking into mortgage	**(923)**	225.0
	transmitted into comission	**(924)**	0.0
Assets under responsible storage - account 02		**(925)**	69672.0

*estimated pursuant to the item 28 of Accounting Form (standard) No. 9 "Inventories" of applicable regula

9. Accounts receivable

Name of indicator	Row code	Total at the end of year	including overdue payments		
			under 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works and services	**940**	2258336.0	146594.0	297771.0	408086.0
Other current accounts receivable	**950**	95324.0	78892.0	2870.0	6812.0

Written off receivable debts in the reported period **(951)** **3323.0**

10. Arreas and losses due to spoiling of values

Name of indicator	Row code	Amount
1	2	3
Revealed (written off) arreas and losses per year	**960**	15.0
Recognized indebtedness of guilty persons in the reported period	**970**	4.0
Amount of arreas and loses, last decision as for guilty persons, final reports of which were not admitted at the end of year (nonbalance account 072)	**980**	42.0

Manager ____________ [signature] **Serhiy Andriyovich Popov**

Chief accountant ____________ [signature] **Anatoliy Mykhailovych Huschyn**

STATE STATISTICS INFORMATION

CODES										
Form of documents as to DKUD	Identification code as to EDRPOU	Territory as to SPATO	Branch as to ZKGNG	Type of economic activity as to KVED	Form of ownership as to KFV	Organization - legal form as to KOPFG	Ministries, departments, MDO of concern, association as to SPODU	Identification code of the highest organization as to EDRPOU		Control amount
1	2	3	4	5	6	7	8	9	10	11
	00130872	06024	11110		20		1034			0

Ministry (department), MDO, concern, association
MINENERGO OF UKRAINE
Organization
Open Joint Stock Company "Dniproenergo"
Address
2 Plotynna Street, Zaporizhia, Zaporizka oblast, 69096
Form of ownership
COLLECTIVE OWNERSHIP
Type of activity
THERMAL POWER PLANTS

Form No. 2 - Б urgent (quarterly, annual)
As approved by order No. 190 of the Ministry of Statistics of Ukraine
dated 29 July 1997

To be submitted by all associations, enterprises, banks, insurance and other organizations to the statistics authority at the place of location (except for institutions financed from the budget). Quartely statements are to be submitted by 21th day after the report quarter; annual statements - by 8 February.

REPORT ON ISSUE, SALE AND CIRCULATION OF SECURITIES
for January - Dacember 2001

Section I. Issue and placement of securities by the issuer

	Row code	Existence on the beginning of a year	Issued for the reported period	Total existing and issued for the reported period	Placed on the beginning of a year			
					Total	including		
						legal entities	individuals	foreign investors
A	B	1	2	3	4	5	6	7
Total	010	12107	31538.0	152645.0	121107.0	115564.0	5543.0	0.0
including: shares	020	98 100.0	0.0	98 100.0	98 100.0	92 557.0	5 543.0	0.0
including: common	021	98 100.0	0.0	98 100.0	98 100.0	92 557.0	5 543.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: Republican loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	23007.0	31538.0	54545.0	23007.0	23007.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes: charter funds at the beginning of year year	080	98 100.0	X	X	X	X	X	X
at the end of the reported period	090	98 100.0	X	X	X	X	X	X

	Row code	Initially placed within the reported period				Placed in total			
		Total	Including			Total	including		
			legal entities	individuals	foreign investors		legal entities	individuals	foreign investors
A	B	8	9	10	11	12	13	14	15
Total	010	31538.0	31538.0	0.0	0.0	152645.0	147102.0	5543.0	0.0
including: shares	020	0.0	0.0	0.0	0.0	98100.0	92557.0	5543.0	0.0
including: common	021	0.0	0.0	0.0	0.0	98100.0	92557.0	5543.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	31538.0	31538.0	0.0	0.0	54545.0	54545.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Section II. Securities Circulation

		Own Securities of the Issuer								
		Total securities existing on the beginning of a year and issued within the reported period	Placed in total		Purchased within the reported period	Resold within the reported period		Redeemed within the reported period	Remaining unplaced securities at the end of the reported period	Dividends and interest paid within the reported period
			Total	including for personal privatization accounts		Total	including for personal privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
Total	100	152645.0	152645.0	0.0	47625.0	0.0	0.0	47625.0	0.0	0.0
including: shares	110	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	98100.0	98100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republication loans	121	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	54545.0	54545.0	0.0	47625.o	0.0	0.0	47625.0	0.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		Securities of other issuers					
		Balance at the beginning of year	Acquired within the reported period		Sold within the reported period	Balance at the end of the reported period	Dividends, interest received within the reported period
			Total	Including for personal privatization account			
A	B	10	11	12	13	14	15
Total	100	57077.0	82334.0	0.0	42813.0	96598.0	0.0
including: shares	110	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republican loans	121	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	140	57077.0	82334.0	0.0	42813.0	96598.0	0.0
Promissory notes	150	0.0	0.0	0.0	0.0	0.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0

SECTION III. AMOUNTS OF GROSS INVESTMENT IN THE FORM OF SECURITIES

	Row code	Securities of the resident issuer held by non-residents				
		Balance held by non residents at the beginning of year	Aquired by non-residents within the reported period	Purchased from non residents by resident issuer within the reported period	Balance held by non-residents at the end of the reported period	Dividends and interests paid to non-residents within the reported period
A	B	1	2	3	4	5
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

	Row code	Securities of non-resident issuers held by resident				
		Balance held by resident at the beginning of year	Acquired by resident within the reported period	Sold by resident within the reported period	Balance held by resident at the *end of the* reported period	Dividends and interest received from non-residents within the reported period
A	B	6	7	8	9	10
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Promissory notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

Manager ____________ [signature] Serhiy Andriyovych Popov

Chief accountant ____________ [signature] Anatoliy Mykhailovych Huschyn

File No. 82-4844

Attachment 3

(Letterhead of the LIMITED LIABILITY COMPANY Audit Firm "Auditservice- LVF")

License of Audit Chamber of Ukraine A No.000388, dated 2 November 1995

Certificate on the submission into the Register of subjects of the audit activity

No. 1253, dated 26 January 2001,

69095 Zaporizhzhia, 117A Lenin Avenue tel.\fax (0612) 63-01-97

(0612) 63-09-95

AUDIT CONCLUSIONS No. 28\ 03-02

in respect of validity of the financial report

of the Open Joint Stock Company "Dniproenergo"

The city of Zaporizhia, 2 Hrebelna street "27" March 2002

The audit firm "Auditservice - LVF", operating on the basis of the Certificate on the submission into the Register of subjects of the audit activity No. 1253, dated 26 January 2001, issued by the Audit Chamber of Ukraine, carried out audit of the documents covering business and financial activities, bookkeeping and accounting and drawing up annual bookkeeping and accounting reports, the balance sheet of the Open Joint Stock Company "Dniproenergo" as of 31.12.2001 is attached hereto. The management of the Open Joint Stock Company "Dniproenergo" is liable for this report. The purpose of the audit - to provide audit conclusion on the basis of the information obtained as result of audit of the enterprise.

Basic information regarding the issuer:

Name	Open Joint Stock Company"Dniproenergo"
State Registry code (EDRPOU)	0013087
Organizational and legal form of the issuer	Open joint stock company
No. of state registration certificate and date of its issuance	9102-3П, 08.04.98
Issuing authority	Leninskiy District Counsil, Zaporizhia
Location	2 Plotynna St., 69096, Zaporizhia
Body of state authority	Ministry of Fuel and Energy
Branch	Power energy
Telefax	58-23-55

Date of amendments to the Charter	26.12.2000, 29.03.2001
Main types of activities	11110 Thermal power generating stations
	61110 General type building organizations
	71130 Wholesale trade of private organizations, except for consumer cooperation
	61134 Commissioning and engineering organizatio
	90215 Heat supply
	14913 Repairing of meters
Number of shareholders (entity - name, organizational form, location, telephone, part in the charter capital)	1, Ministry of Fuel and Energy of Ukraine, Kiev -1, 30 Khreschatik St.,(044) 583-43-94;583-44-30 76,04% - part in the charter capital
Name, location, telephone number of independent registrar (if any)	The Open Joint Stock Company FC "Ukrnaftogas", 5 Prazka St., Kyiv, (044) 551-95-40
Name, location, telephone number of a contracted depositary (if any)	____________________
Date of submission of the last annual report to the Commission	23.04.2001
Date of the last shareholders' meeting (for OJSC)	27.03.2001
Last date of publication of information on the issuer's activity. Name of mass media.	Bulletin "Securities of Ukraine" of 4 May 2001, No.100-101(203-204)

The audit is carried out on the basis of the agreement No. 14/02-02/364/06, dated 14 February 2002.The commence date of the audit is 14 February 2002, the terminate date is 19 March 2002.

The audit of the legal entity was carried out pursuant to the national and international standards of the audit and to the Laws of Ukraine "On Audit Activities", "On Enterprises", "On Securities and Stock Exchange", "On State Regulation of the Security Market in Ukraine".

Audit was carried out pursuant to the requriments of national and international audit standards, according to which the audit had to be planned and carried out to the purpose of collection of sufficient information in respect of the fact that the reports did not contain material mistakes, and for the purpose of developing on the basis thereof the conclusion regarding actual financial position of the Open Joint Stock Company "Dniproenergo". Information confirming figures forming the basis of the report was verified by testing. In the course of the audit, the methodology of bookkeeping and accounting used at the enterprise was analized,

the principles of evaluation of material items of the balance sheet made by the management were considered, and the reports in general were examined. In the course of the audit, enough data were accumulated in order to draw up the audit conclusions.

1. Audit of the Financial Report.

1.1.Method of bookkeeping and accounting on the enterprise complies with the Law of Ukraine "On Bookkeeping and Financial Reports in Ukraine". System of accounting registers, order and method of registration so long with systemazing of information includes: machine processing of documents, using computers' programms for bookkeeping and accounting, using register books and assistant payrolls, special tables, with accounting of paculiarities of the enterprises' activity. System of accounting registers was developed and implemented in compliance with the legislation and applicable regulations.

Bookkeeping and accounting in the OJSC "Dniproenergo" is carried out pursuant to the national standards and to the Law of Ukraine "On Bookkeeping and Financial Reports in Ukraine", No. 996 XIV, dated 16 July 1999, and other applicable legislation.

Policy of accounting is developed independently and complies with the requirements of applicable regulations and legislation.

Financial report of the Open Joint Stock Company "Dniproenergo" as of 31 December 2001 drawed up in time and complies with the national standards, accepted accounting policy and submits comprehensive, authentical information on the financial position, results of business activity and funds flow of the enterprise in full volume.

1.2. Assets of the Open Joint Stock Company "Dniproenergo" are devided as follows: the fixed assets and the working assets (long-term and short-term). In the balance sheet of the enterprise are reflected assets,which estimation may be definited authentically and the expectations of the future economic revenues, related with their usage.

1.3. As of the beginning of the year, the initial evaluation of the fixed assets ammounted to UAH 1 715 344 000.00, as of the end of the year - UAH 7 680 253 000.00. In the item "Fixed assets" reflected assets comply with the requirements of applicable legislation and accounting policy.

As of 31 December 2001 the enterprise has not receieved the fixed assets for a financial leasing.

Acquired (created) fixed assets into 2001 year were enrolled on the balance of the enterprise by the initial value, definited in accordance with the requirements of applicable regulations, and pursuant to the method of acquisition (receiving). Reflection of realization, liquidation, and other movements of the fixed assets in bookkeeping and accounting complies with the requirements of applicable legislation. Inventory of the fixed assets was carried out as of 31 December 2001, pursuant to the Law of Ukraine "On Bookkeeping and Financial Reports in Ukraine", "Instructions on Inventory of the Fixed Assets, the Intangible Assets, Goods and Materials, Monetary Funds, Documents and Settlements" (order No. 69 of the Ministry of Finance of Ukraine, dated 11 August 1994, subject to current amendments and additions).

Expenses of repaires of the fixed assets, that were taking place during 2001 year for providing object in a working position, and receiving of the future economic benefits in initially definited sum, related with its usage, are reflected into bookkeeping and comply with the data of the item "Expenses".

Expenses related with the improvement of the fixed assets (modernization, reconstruction, etc.), that caused increasing of the future economic benefits, are reflected into bookkeeping pursuant to the requirements as increasing of the initial value of the fixed assets.

If the residual cost significantly (more than 10 %) differs from the fair value at the date of the balance, the enterprise have to overestimate the object of the fixed assets pursuant to the national Accounting Standards. The overestimation of other objects of the fixed assets group was carried out at the same date along with the overestimation of any concerned object.

Overestimation of objects of the fixed assets was carried out pursuant to the Law of Ukraine "On the Estimation of the Property and Professional Estimation Activity in Ukraine" No.2658 – III, dated 12 July 2001, on the basis of expert estimation of independent experts, that have necessary papers for carrying out of the estimation activity (Charter, Certificate of the Fund of the State Property of Ukraine).

Fixed assets were marked down. The initial value of the fixed assets is increased at UAH 6 071 536 000.00 and the depreciation – at UAH 4 770 684 000.00.

Fixed assets were marked up. The initial value of the fixed assets is decreased at UAH 34 367 000.00 and the depreciation – at UAH 17 506 000.00.

The fixed assets are reflected as of the balance date by the fair value.

Definition of the depreciation (amortization) of the fixed assets complies with the Accounting Standards and accounting policy of the enterprise. The depreciation was enrolled by the linen method, the depreciation of the specific object of the fixed assets, i.e. the land, is not enrolled.

Data of an analitical accounting of the fixed assets are respond to the data of a synthetic accounting.

Tax accounting of the fixed assets and their depreciation complies with the requirements of the Law of Ukraine "On the Tax Profit of Ukraine".

1.4. As of the beginning of the year, the initial value of the intangible assets amounted to UAH 780 000.00, as of the end of the year - UAH 772 000.00. Residual value of the intengible assets as of the beginning of the year ammounted to UAH 445 000.00, as of the end of the year – UAH 380 000.00. Structure of the intangible assets, authenticity and comprehensiveness of evaluation comply with the requirements of applicable legislation and accounting policy of the Open Joint Stock Company "Dniproenergo".

Acquired (created) intengible assets were enrolled into the balance of the enterprise by the initial value, that is definited by the national Accounting Standards.

Intangible assets that is not meet to the definition criterion, was not reflected in the balance sheet pursuant to the Accounting Standards.

Depreciation of the intengible assets was carried out by a linen method.

1.5. Content, structure, authenticity and estimation of the financial investments comply with the data of the item "Financial investments", with the data of the balance sheet, other regulations and accounting policy of the enterprise. Initial value of the financial investments and further estimation comply with the requirements of the Accounting Standards: financial investments into associated enterprises and subsideries are accounted by a method of sharing in the capital as of 31 December 2001, and accumulate UAH 7 069 000.00. Other financial investments are evaluated by the initial cost and as of 31 December 2001 accumulate UAH 133 000.00.

OJSC "Dniproenergo" has:

- share (41%) in the own capital of the CJSC "Dniprolain", revenue of the OJSC "Dniproenergo" from the sharing into the capital of the CJSC "Dniprolain"ammounted to UAH 164 000.00;

- share (69,99%) in the own capital of the CJSC "Dniprovets", losses from the sharing into the capital of the CJSC "Dniprovets" ammounted to UAH 457 600.00

  Storage of securities complies with the applicable legislation and regulations. Document processing and reflecting operations with the securities into bookkeeping is pursuant to the applicable regulations. Accounting of the financial results obtained by a turnover of the securities complies with the applicable legislations and regulations.

1.6.The order of the admission, estimation, and reflection of the inventories into the financial report comply with applicable regulations and an accounting policy of the enterprise. Inventories on the enterprise are definited by the assets, if they comply with definited criterions:

- probability of obtaining of an economic benefits in the future by the enterprise, related with usage of inventories;

- their cost may be estimated authentically.

  Classification of the inventories comply with the applicable regulations. Acquired (received) or produced inventories are enrolled into the balance of the enterprise by the initial value. Recognizing of the initial value of the acquired (produced) inventories is furnished pursuant to the method of receiving on the enterprise and are reflected as follows: 1) acquired for the fee - by the prime cost; 2) produced by the enterprise - by the prime cost; 3) acquired in result of change - by the fair value or by the balance cost.

  Method of the estimation of the inventories by their release in production, sale and other realeasing stays unchanging during the reported period.

  Estimation of the inventories as for the balance date complies with the requirements and accounting policy of the enterprise, and is recognized by the least of two follow values: by the initial value or by the sale value.

  Balance value of inventories at the beginning of the year amounted to UAH 161 688 000.00, at the beginning of the year - UAH 190 638 000.00

1.7. Content of the expenses, regularity of the order of allocation of gross production expenses, bookeeping of the expenses complies with the requirements.

  Expenses are reflected into the balance accounting along with decreasing of the assets or increasing of the liabilities.

  Tax accounting of the gross expenses is carried out pursuant to the Law of Ukraine "On Tax Profit of the Enterprise".

1.8.Recognition and estimation of reality of the receivable debts comply with the item "Receivable debts".

Initial value of the receivable debts for goods, works and services as of 31 December 2001 amounted to UAH 2 258 336 000.00.

Other current receivables as of 31 December 2001 ammounted to UAH 95 324 000.00.

Pursuant to the national Accounting Standards the amount of reserve of the doubtful debts for including its into the financial report as of 2001ammounted to UAH 1 845 548 000.00 and was insluded into the content of other operational expenditures. Sum of the doubtful debts is estimated in dependence of the existing debts amount on each stage of its redemption, taking into account the multistage scheme of dividing of produced power energy and paying off funds for it.

As of 31 December 2001 the inventory of the payable accounts is conducted in compliance with the applicable regulations.

1.9.Recognition, accounting and estimation of the liabilities comply with the item "Liabilities". In bookkeeping accounting the liabilities are divided into long-term, short-term, reserve funds, revenues of the future periods.

1.10. Accounting and estimation of long-term liabilities and their consideration in the financial report comply with the applicable requirements and regulations. As of 1 January 2001, long-term liabilities amounted to UAH 149 979 000.00.

1.11.Accounting, estimation and reflection in the balance of current liabilities comply with the item "Liabilities". As of 31 December 2001, long-term liabilities amounted to UAH 2 370 135 000.00.

Considered information in the financial report on the liabilities of the enterprise is true and authentical. Inventory of the liabilities carried out as of 1 January 2001, complies with the applicable regulations.

1.12. Short-term bank loans of the Open Joint Stock Company "Dniproenergo" amounted to UAH 228 281 500.00, including: subloan agreement with the Ministry of Finance of EBRR loan with the sum, amounted to UAH 76 858 500.00. Long-term loans amounted to UAH 794 000.00.

As of 31 December 2001, the unpaid debts for a short-term bank loans amounted to UAH 54 786 000, including for the EBRR loan - UAH 4 341 000.00, for the "Prominvestbank" loan - UAH 7 795 000.00, for the "Ukrsotsbank" loan - UAH 42 650 000.00, for the long-term subloan with the Ministry of Finance - UAH 118 651 000.00.

Total amount of the unpaid debts for the bank loans as of 31 December 2001, amounted to UAH 173 437 000.00. Interests of loans that should be disbursed constitute UAH 25 574 600.00.

1.13.As of 31 December 2001, stated charter capital of the Open Joint Stock Company "Dniproenergo" amounted to UAH 98 100 000.00. As of 31 December 2001, disbursed charter capital amounted to UAH 98 100 000.00. The charter capital is divided into 3 923 998 common registered shares, with nominal value of UAH 25.

An analitical accounting under account "Charter fund" complies with the requirements of applicable regulations.

The charter fund is created in the fixed amount, determined by the charter documents in compliance with the Charter of the Open Joint Stock Company "Dniproenergo" and with the decision of shareholders' meeting.

Another additional capital forming order and its usage complies with the requirements of applicable regulations. The reserve capital forming order and reflecting its in the accounting and in the financial report complies with the normative requirements.

1.14.In bookkeeping accountimg information, forming on profits and their reflecting in the financial report, complies with the requirements of the item "Profits" and furnishes pursuant to the principles of accounting and in respect of revenues and expenditures. During the reported period definition of the profit

occured along with increasing of the assets or decreasing of the liabilities, that is result of own capital increasing, on condition of real profit estimation. As of the reported period, classification of profits in bookkeeping complies with the requirements:

- profit (revenue arter realization of goods, works and services);
- other operational revenues;
- financial revenues;
- other revenues;
- urgent revenues.

Content of revenues and their reflecting in the financial report of the Open Joint Stock Company "Dniproenergo" complies with the applicable regulations. As of the reported period financial results of the Company, reflected in the financial report, real and authentical.

Estimation of the profit in tax accounting pursuant to the Law of Ukraine "On Taxation of Income of Enterprises", dated 22 May 1997, № 283/97 VR, subject to current amendments and additions.

As of 2001 financial results of the Company are losses, amounted to UAH 1 655 052 000.00, at the same time, in tax accounting tax profit amounted to UAH 201 873 000.00.

Estimation of the balance income and tax income as of the reported period complies with the applicable regulations and legislation.

1.15. Data in the financial report of the Open Joint Stock Company "Dniproenergo" are correspond to data of a bookkeeping accounting, data of separate forms of reporting comply with each other.

2. Analysis of the financial position of the Open Joint Stock Company "Dniproenergo":

By the auditor on the basis of obtained accounting data analysis of financial indicators of the OJSC "Dniproenergo" was carried out with the purpose of giving conclusion as for the real financial position of the Company.

2.1. Analysis of the property position of the Company.

For the estimation of the property position of the Company the auditor considers necessary to fulfill analysis of the indicators characterizing operating potential of the OJSC "Dniproenergo".

Indicator of the fixed assets depreciation (Ifad) illustrates fixed assets depreciation stable and degree. It is calculated as correlation of the fixed assets depreciation sum and their initial value.

Ifad = f.1 r. 032 / f. 1 r 031

- at the beginning of the year – 0.6146;
- as of 30.06.01 – 0.6285;
- at the end of the year – 0.7575.

It means that during 2001 the indicator has tendency for increasing at optimal value "decreasing". Dynamic of indicators' increasing means that depreciation's degree increase.

Indicator of the fixed assets renovation (Ifar) illustrates which part of existing fixed assets forms new fixed assets, and calculated as correlation of the initial value of the fixed assets, that entered for the reported period, and the initial value of the fixed assets, existed on the balance of the enterprise at the end of the reported period.

Ifar = f.5 r.260(column5) / f.1 r.301(column 4)

- at the beginning of the year – 0.0091;
- at the end of the year – 0.007

Analysis of the indicator illustrates that the indicator has tendency to the decreasing at optimal value "increasing". It means that investments for acquisitions and producing of new fixed assets decreased.

Indicator of the fixed assets leaving (Ifal) illustrates which part of the fixed assets left for the reported period, and calculated as correlation of the initial value of the fixed assets and the initial value of the fixed assets existed in the balance of the enterprise at the beginning of the reported period.

Ifal = f.5 r.260(column8) / f.1 r.031(column 3)

- at the beginning of the year – 0.0012;
- at the end of the year – 0.0073.

Analysis of the indicator means that the indicator of the fixed assets leaving has dynamic of increasing and in compared to the indicator of the fixed assets renovation has larger value.

Submitted data illustrate a renovation of the fixed assets is on the low level and processes of leaving are more intensive, that can lead to the deterioration of the production indicators.

2.2 Analysis of liquidity indicators.

Analysis of liquidity indicators illustrates comprehensive supplying of the Open Joint Stock Company "Dniproenergo" by the working assets for providing of business activity and for redemption of the current liabilities in time.

Analysis of liquidity of the enterprise is carried out by calculating of such indicators: cover ratio, interim liquidity indicator, interim liquidity indicator, operating capital.

Cover ratio (Cr) calculated as correlation of the working assets and the current liabilities of the Company and illustrates sufficiency of the Company's resources, that can be used for redemption of current liabilities.

Cr = f.1 r.260 / f.1 r.620

- at the beginning of the year - 0,9525;
- as of 30.06.01 – 1.1625;
- at the end of the year - 0,3920.

It means that as of 31.12.01 the enterprise has not ability to pay off its current obligations. At the beginning and at the end of the year the indicator is lower than normative value – 1.0.

Interim liquidity indicator (Ili) is calculated as correlation of the most liquidity working assets (monetary funds and their equivalents, current financial investments and accounts receivable) and the current liability of the enterprise. It illustrates payable abilities of the Company as for the short-term obligations in condition of due paying off with debtors.

Ili = f.1 (r.260-r.100-r.110-r.120-r.130-r.140) / f.1 r.620

- at the beginning of the year - 0,9038;
- as of 30.06.01 – 0.0060;
- at the end of the year - 0,0146.

Value of interim liquidity is illustrates that the enterprise as of 31.12.01 is not able to pay off its current obligations by using the most liquidity working assets. At the end of the year the indicator is lower than the optimum value 0.6 – 0.8.

Absolute liquidity indicator (Ili) is calculated as correlation of monetary funds, their equivalents and current financial investments and the short-term obligations. The indicator illustrates which part of the enterprises' debts can be pay off immediately.

Ila = f.1(r.220+r.230+r.240) / f.1r.620

- at the beginning of the year – 0.0059;
- as of 30.06.01. – 0.0060;
- at the end of the year – 0.0146.

Value of absolute liquidity indicator illustrates that the Company has ability to pay off immediately measly part of its short-term obligations.

Operating capital (Ok) is calculated as a difference between the working assets of the enterprise and its short-term obligations. Operating capital existence and its volume illustrates an ability of the enterprise to pay off its short-term obligations and to expand further activity.

- at the beginning of the year - UAH (-157 992 000.00);
- as of 30.06.01. – UAH (469 099 000.00);
- at the end of the year - UAH (-1 440 978 000.00).

The indicator's value mean that at the end of the year operating capital is absent. The Company is not able to pay off its short-term obligations and to expand its further activity.

2.3. Analysis of the Company's solvency (financial soundness).

Analysis of the Company's solvency (financial soundness) is carried out on the basis of the balance data and describes a structure of the Company's resources financing, financial soundness degree and regardless of external activity financing sources.

<u>Financial independence (autonomy) ratio</u> (Ra) is calculated as correlation of the own capital and the total sum of the Company's balance and illustrates how all assets are covered by the own sources of financing:

Ra = f.1r.380 / f.1r.640

- at the beginning of the year - 0,1150;
- as of 30.06.01 – 0.2555;
- at the end of the year - 0,1084.

Proportion of the own capital in the total sum of the assets, financed into activity of the Company during 2001 was significantly lower than the optimum value – 0.5.

<u>Capital structure ratio (financing) (Rf)</u> is calculated as correlation of the involved and the own assets and characterizes dependence of the enterprise from the external sources.

Rf = f.1(r.430+r.480+r.620+r.630) / f.1r.380

- at the beginning of the year – 7.6992;
- as of 30.06.01 – 2.9141;
- at the end of the year – 8.2281.

Dependence of the enterprise from the external sources is very high at the end of the year – 8.2, then the optimum value is 1.

<u>Own working assets security indicator(Ias)</u> is calculated as correlation of the net operating capital value and the enterprise's working assets value and illustrates securing of the Company by the own working assets.

Ias = f.1(r.260-r.620) / f.1r.260

- at the beginning of the year - (-0.0499);
- as of 30.06.01. – 0.1398;
- at the end of the year – (- 1.5508).

The Company has negative own working assets security indicator at the beginning and at the end of the year, then the optimal value more than 0.

<u>Own capital motion indicator (Icm)</u> illustrates which part of the own capital is used for a financing of current activity, i.e. invested into the working assets, and which part is capitalized. The indicator is calculated as correlation of the net operating capital and the own capital.

Icm = f.1(r.260-r.620) / f.1r.380

- at the end of the year – (-0.3502);
- as for 30.06.01. – 0,4461;
- at the end of the year – (- 4.4889).

Own capital motion indicators' value mean that the financial position of the Company is unstable at the beginning and at the end of the reported year.

2.4. Analysis of a business activity of the Company.

Analysis of business activity of the Company gives an ability to analyze efficiency of the main activity that characterizes by fast turnover of the financial resources.

Indicator of assets turnover (Iat) is calculated as correlation of the net profit from the sale of goods (works, services) and the average value of the total balance sum of the enterprise and characterizes efficiency of use of existed resources, regardless of the sources of their involving.

Iat = f.2r.035 / f.1(r.280(col.3)+r.280(col.4)): 2

- at the beginning of the year – 0.4891;
- as of 30.06.01. – 0.2260;
- at the end of the year – 0.5718.

The indicator has tendency to the increasing at the end of the year.

Receivable debts motion indicator (Irdm) is calculated as correlation of the net profit from the sale of goods (works, services) and the year average value of receivable accounts and illustrates accounts receivable turnover speed for the analyzed period, widening and decreasing of the commercial credit for the Company.

Irdm = f.2 r.035 / f.1 (amount (r.150:r.210) col.3+amount (r.150:r.210) col.4) / 2

- at the beginning of the year – 0.6762;
- as of 30.06.01. – 0.3034;
- at the end of the year – 1.1098.

Indicators' value mean that turnover speed of the receivable debts is extremely low.

Payable debts turnover indicator (Ipdt) is calculated as correlation of the net profit from the sale of goods (works, services) and the year average value of the payable accounts and illustrates the payable accounts turnover speed for the analyzed period, widening and decreasing of the commercial credit for the Company.

Ipdt = f.2r.035 / f.1(amount(r.520:r.600)col.3+amount(r.520:r.600)col.4) / 2

- at the beginning of the year – 0.6764;
- as of 30.06.01. – 3282;
- at the end of the year – 0.7400.

Indicators' value mean that turnover speed of the payable debts is extremely low.

Material inventories turnover indicator (Iit) is calculated as correlation of realized goods prime cost and the year average cost of material inventories and characterizes speed of the enterprises' material inventories realization.

Iit = f.2r.040 / f/1((r.100:r.140)col.3+(r.100+r.140)col.4) / 2

- at the beginning of the year – 10.1267;
- as of 30.06.01. - 4.7151;
- at the end of the year – 9.7169.

Volume of the indicator mean that the material inventories speed has decreased for 6 months of the reported year and has increased at the end of the year.

Own capital turnover indicator (Ioct) is calculated as correlation of the net profit from realization of goods (works, services) and the year average cost of the own capital of the Company and illustrates the efficiency of use of the enterprises' own capital.

Ioct = f.2r.035 / f.1(r.380(col.3)+r.380(col.4)):2

- at the beginning of the year – 2.8992;
- as of 30.06.01. – 4.7151;
- at the end of the year – 9.7169.

Value of the indicator mean that the fixed assets use efficiency has decreased.

Fixed assets turnover indicator (Ifat)

Ifat = f.2r.035 / f.1 (r.031(col.3)+r.031(col.4)):2

- at the beginning of the year - 1.0362;
- as of 30.06.01. – 0.5295;
- at the end of the year – 0.4191/

Value of the indicator means that the Company's main activity efficiency decreased.
Existence of constant bad debt of the main debtor – State Enterprise "Energorynok" is an objective circumstance of the decreased efficiency of the Company.

2.5. Analysis of the Company's profitability.

Analysis of the Company's profitability gives an ability to determine the efficiency of fund financing into the enterprises' activity and rationality of their use.
Analysis of the Company's profitability is carried out by calculating of such indicators: assets profitability indicator, own capital profitability indicator, activity profitability indicator, output profitability indicator.

Assets profitability indicator (Iap) is calculated as correlation of the net profit of the enterprise to the year average assets cost and characterizes the efficiency of the enterprises' assets use.

Iap = f.2r.220(r.225) / f.1(r.280(col.3)+r.280(col.4)):2

- at the beginning of the year – 0.0511;
- as of 30.06.01. – 0.0899;
- at the end of the year – (-0.3917).

At the end of the year with the financial result – losses, the indicator has tendency to the decreasing and has negative value at optimal value">0, increasing".

Own capital profitability indicator (Iocp) is calculated as an attitude of the enterprises' net profit and the year average own capital cost and characterizes the efficiency of the enterprises' fund financing.

Iocp = f.2r.220(r.225) / f.1(r.380(col.3)+r.380(col.4)):2

- at the beginning of the year – 0.3031;
- as of 30.06.01. – 0.4078;
- at the end of the year – (-3.4934).

At the end of the year with the financial result – losses, the indicator has a tendency to the decreasing and has negative volume at optimal value ">0,increasing".

Activity profitability indicator (Iap) is calculated as correlation of the enterprises' net profit and the year average cost of the own capital, and characterizes the efficiency of the enterprises' business activity.

Iap = f.2r.220(r.225) / f.2r.035

- at the beginning of the year – 0.1046;
- as of 30.06.01 – 0.3977;
- at the end of the year - (-0.6850).

At the end of the year with the financial result – losses, the indicator has a tendency to the decreasing and has negative value at optimal value ">0, increasing".

Output profitability indicator (Iop) is calculated as correlation of the enterprises' net profit from realization of goods (works, services) and the expenditures for its producing and sale. It characterizes profitability of the enterprises' business activity in respect of the main activity.

Iop = f.2r.100(r.105)+r.190-r.060 / f.2(r.040+r.070+r.080)

- at the beginning of the year – 0.1243;
- as of 30.06.01. – 0.1594;
- at the end of the year – 0.1364.

At the end of the year the Company has losses from the business activity, which constitutes UAH 1 615 398 000.00.The indicator has tendency to the decreasing.

Shares profitability indicator (Isp) at the end of the year constitutes negative value.

Isp = f.2r.320 / Market cost per 1 share

Dividend income indicator (Idi) at the end of the year constitutes 0.

Idi = f.2r.340 / Market cost per1 share

Dividend disburse indicator (Idd) at the end of the year constitutes 0.

Idd = dividend disburse per 1 share f.2 r.340 / f.2r.320

Analysis of the Company's profitability illustrates that in result of unprofitable activity as for 2001 the enterprises' shares profitability indicator and dividend income indicator are negative.

3. Continuously functioning probability estimation (including probability of possible bankruptcy) of the Open Joint Stock Company "Dniproenergo".

For the estimation of continuously functioning probability (including probability of possible bankruptcy) the auditor used the indicators of financial position of the Company, analysis of which bring on into Section 2 of the conclusion "Analysis of the financial position of the OJSC "Dniproenergo". Indicators were additionally calculated pursuant to the "Methodical recommendations as for determine of enterprises' insolvency indications and indications of hiding bankruptcy activity, fictitious bankruptcy or bringing to a bankruptcy", approved by the Order of the Ministry of Economic of Ukraine, dated 17.01.01, No. 10, (further - Methods №1), and so generally accepted in the international practice Altman Z-account, which characterizes a bankruptcy possibility degree.

3.1. Analysis of a current solvency.

Pursuant to the Methods №1, "an economic indicator of current solvency indications (Sc) at existence of bad receivable accounts is the difference between the sum of existed monetary funds, their equivalents and other high liquid assets of the enterprise and its short-term obligations

Sc = f.1(r.040+r.045+r.220+r.230+r.240-r.620),

- at the beginning of the year - UAH (- 3 296 827 000.00);
- as for 30.06.01. – UAH (– 2 861 421 000.00);
- at the end of the year – UAH (– 2 328 445 000.00).

Negative volume of an algebraic sum of the indicated balance data attests to a current insolvency of the subject entrepreneurial activity ".

Negative volume of an algebraic sum of the indicated balance data attests to a current insolvency of the OJSC "Dniproenergo".

Pursuant to the Methods №1, "Financial position of the enterprise, which has current insolvency indications at the beginning and at the end of the reported period, complies to legislative determine of a debtor , that is not able to pay off its obligations regarding to taxes collections (compulsory payments), during three months after deadline for their payment".

Current solvency indicators attest to the current insolvency indications of the OJSC "Dniproenergo" at the beginning and at the end of the reported period.

3.2. Cover ratio (Cr).

Pursuant to the Methods №1, "Cover ratio characterizes the enterprises' working assets sufficiency for redemption of its debts and calculated as correlation of the working assets sum and the short-term obligations total sum as for bank loans, other loans and settlements with creditors".

Cr = f.1.r260 /f.1r.620

- at the beginning of the year – thousand UAH .0.95;

- as of 30.06.01. – thousand UAH 1.16;
- at the end of the year – thousand UAH 0.39.

The indicators' analysis attests to the cover ratio during 2001 is lower than optimal value – 1.5. The indicators' dynamic illustrates a deterioration at the end of the reported year.

3.3. Own assets securing indicator (Ioas).

Pursuant to the Methods №1, "Own assets securing indicator characterizes the existence of own working assets of the enterprise, needed for its financial stable, and calculated as an attitude of a difference between own sources volume funds equated with them and the actual fixed assets cost and other nonnegotiable assets to the working assets cost existed on the enterprise – productive inventories, unfinished constructions, finished production, monetary funds, payable accounts and other working assets".

Ioas = f.1(r.380-r.080)f.1r.260

- at the beginning of the year – thousand UAH (-0.0973);
- as of 30.06.01.- thousand UAH 0.0868;
- at the end of the year – thousand UAH (-1.843).

Data of analysis attests to the indicators' volume lower than the optimal value – 0.1

3.4. Critical insolvency indications.

Pursuant to the Methods №1, "There are critical insolvency indications that comply with the financial position of potential bankruptcy, if at the beginning and at the end of the reported period, prior to filing of claim on a bankruptcy, there are current insolvency indications, and the cover ratio (Cr) of the own assets securing indicator (Ioas) at the end of the reported period lower of their optimal value – 1.5 and 0.1 accordingly."

Cover ratio (Cr) analysis attests to:

- as of 30.06.01. cover ratio constitutes 1.16, it is lower than optimal value on 0.34 units;
- as of 30.09.01. cover ratio constitutes 1.2,it is than optimal value on 1.2 units;
- as of 31.12.01 cover ratio constitutes 0.39, it is lower than optimal value on 1.11 units.

Own assets security indications (Ioas) assets to:

- as of 30.06.01. Ioas constitutes 0.09, it is lower than optimal value on 0.01 units;
- as of 30.09.01. Ioas constitutes 0.09,it is than optimal value on 0.01 units;
- as of 31.12.01 Ioas constitutes (-1.843), it is lower than optimal value.

Analysis of current solvency indicator, of cover ratio, of own assets security indicator attests to the indications of critical insolvency that comply with the financial position of potential bankruptcy.

3.5. The Beever's indicator.

Pursuant to the Method №1, "For the purpose of timely revealing of the unsatisfied balance structure forming tendency of profitable entrepreneurial activity subject and for prior methods using, directed on avoiding of a bankruptcy, systematical express analysis of the financial stable of enterprises (financial monitoring) is carried out by means of the Beever's indicator (Ib). The indicator is calculated as correlation of the difference between the net profit and accrued depreciation to the sum of long-term and short-term obligations."

Ib = f.2(r.220-r.260) / f.1(r.480 r.620)

- at the beginning of the year – thousand UAH (-0.0140);
- as of 30.06.01. – thousand UAH 0.109;
- at the end of the year – thousand UAH (-0.030).

The Beever's indicator analysis attests to the Company has the index of the Beever's indicator not higher of 0.2 units during 2001. It is an indication of the unsatisfied balance structure forming.

3.6.Continuously functioning probability (including probability of possible bankruptcy) of the Open Joint Stock Company "Dniproenergo".

One of the main purpose of the liquidity analysis and continuously functioning of the Company is an estimation of the Company's proximity to a bankruptcy.

Bankruptcy probability indicator (Altman's index) is the function of some indicators, that characterize the economic potential of the enterprise and results of its activity for the last period.

Z – Altmans' account:

Z-account = 1.2xK1+1.4xK2+3.3xK3+0.6xK4+1.0xK5

or:

Z = F1(260+270) / F1 640 x 1.2 + F1(370+350) / F1 640 x 1.4 + F1 350 / F1 640 x 3.3 + F1300 /

F1(620+460) x 0.6 + F2(10-15) / F1 640

Analysis of the bankruptcy possibility indicator (Z-Altmans' account) attests to the bankruptcy possibility of the Open Joint Stock Company is very higher. The bankruptcy possibility indicator is constitutes:

- at the beginning of the year – thousand UAH 0.97;
- as of 30.06.01 - thousand UAH 1.458;
- at the end of the year – (-1.73).

Dynamic of the indicator attests to the Company had higher bankruptcy possibility during 2001.

4. Conclusion.

The obtained information gives real and complete submission on the actual assets and liabilities structure of the Open Joint Stock Company "Dniproenergo". Bookkeeping and accepted accounting policy comply with the applicable low and regulation requirements.

The financial report is carried out on an actual bookkeeping data and admits financial information on the Company as of 31.12.01. completely and authentically, in compliance with legislative and regulation requirements as for bookkeeping reporting in Ukraine.

Financial position analysis attests to the current insolvency of the Open Joint Stock Company "Dniproenergo" and an existence of critical insolvency indications and probability of possible bankrutcy of the OJSC "Dniproenergo".

Director

LLC "Auditservice -LVF" [signature] **L.V. Fomenko**

Certificate of the Audit Chamber of Ukraine

A No. 000388, dated 02.11.95

Address:

117 "a" Lenin Anenue, Zaporizhzhia

Telephone/telefax: 63-01-97

Appendix 2

to the Accounting Form (standard)

		CODES
	Date (year, month, day)	2001/ 12/ 31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
State management authority: Minenergo of Ukraine	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Thermal power plants	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Balance sheet of the OJSC "Dniproenergo"

as of 31 December 2001.

Form 1as for DKUD 1801001

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	445.0	380.0
initial value	011	780.0	772.0
depreciation	012	335.0	392.0
Uncomplited constractions	020	89 912.0	108 724.0
Fixed capital			
residual value	030	661 101.0	1 862 567.0
initial value	031	1 715 344.0	7 680 253.0

depreciation	032	1 054 243.0	5 817 686.0
Long-term financial investment			
that accounted under method of sharing in the capital of other enterp.	040	7 527.0	7 069.0
other financial investments	045	132.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	54 202.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**759 117.0**	**2 033 075.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161 475.0	190 546.0
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	43.0	2.0
Finished products	130	79.0	0.0
Goods	140	91.0	90.0
Promissory notes received	150	57 077.0	96 598.0
Settlements with debtors for goods, works, services:			
purchase value	160	2 778 023.0	412 788.0
sale value	162	2,298,782.0	2 258 336.0
reserve of doubtful debts	162	0.0	1 845 548.0
Settlements with debtors:			
with the budget	170	5.0	15.0
on granted advance	180	1 814.0	39 149.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	37 725.0	95 324.0

Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	19 478.0	34 488.0
currency account	240	0.0	0.0
other monetary funds	250	80 162.0	60,157.0
Section 2 total	**260**	**3 165 972.0**	**929 157.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**60.0**	**90.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3 925 149.0**	**2 962 322.0**

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731508.0	1 970 628.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit (uncovered losses)	350	-393 740.0	-1 763 056.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**451 206.0**	**321 010.0**
2. SECURING OF FUTURE EXPENDITURES AND PAYMENTS			
Securing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	295.0

Sections 2 total	**430**	**0.0**	**295.0**
3. LONG - TERM LIABILITIES			
Bank loans	440	121 234.0	118 651.0
Other finance liabilities	450	26 451.0	32 500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2 294.0	119 729.0
Section 3 total	**480**	**149 979.0**	**270 880.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	58 392.0	54 786.0
Current debts	510	6 049.0	0.0
Issued notes	520	137 523.0	121 436.0
Settlements with creditors for goods, works and services	530	2 327 769.0	1 671 795.0
Settlements with creditors:			
with respect to advance payments received	540	2 355.0	5 837.0
with the budget	550	511 749.0	323 193.0
with respect to non-budgetary payments	560	110 018.0	33 302.0
with respect to insurance	570	1 955.0	2 969.0
with respect to salaries	580	4 548.0	4 695.0
with participants	590	28 194.0	34 779.0
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	136 412.0	117 343.0
Section 4 total	**620**	**3 323 964.0**	**2 370 135.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**2.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3 925 149.0**	**2 962 322.0**

Appendix 3

to the Accounting Form (standard)

		CODES
	Date (year, month, day)	2001/ 12/ 31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
State management authority: Minenergo of Ukraine	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Thermal power plants	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

2001 FINANCIAL RESULTS REPORT

Form No. 2 code as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	2 362 831.0	2 018 746.0
Value added tax	015	393 805.0	248 154.0
Excise duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	030	0.0	0.0
Net profit of sold products (work, services)	035	1 969 026.0	1 770 592.0
Costs for production of sold products (work, services)	040	1 711 756.0	1 563 805.0
Sales results	050	257 270.0	206 787.0
Losses	055	0.0	0.0
Other operational revenues	060	190 758.0	168 654.0
Administrative expenses	070	20 693.0	10 961.0

Commercial costs	08[illegible]	231.0	109.0
Other operational costs and expenses	090	2 042 502.0	463 872.0
Financial results of operational activity: profit	100	0.0	0.0
Losses	105	1 615 398.0	99 501.0
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	0.0
Other revenues	130	11 599.0	3 945.0
Financial losses	140	18 410.0	11 486.0
Losses from sharing in the capital	150	458.0	297.0
Other losses	160	32 385.0	6 085.0
Financial results of usual activity: total profits	170	0.0	0.0
total losses	175	1 655 052.0	113 424.0
Profit tax	180	60 562.0	71 704.0
Profit from the tax of operational activity	185	54 202.0	0.0
Financial results of usual activity: profit	190	0.0	0.0
losses	195	1 661 412.0	185 128.0
Unusual profits	200	312 576.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	0.0	0.0
losses	225	1 348 836.0	185 128.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1 516 110.0	1 349 576.0

Salary expenses	240	67 969.0	45 919.0
Allocations for social arrangements	250	24 536.0	16 677.0
Depreciation	260	80 592.0	48 463.0
Other costs	270	2 030 013.0	471 679.0
Total	**280**	**3 719 220.0**	**1 923 314.0**

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.00	0.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	-343.74	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager [signature]

[seal]

Chief Accountant [signature]

File No. 82-4844

Appendix 4

to the Accounting Form (standard)

CODES

Date (year, month, day) 2001/12/01

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka as to KOATUU 2310136900

State management authority: Minenergo of Ukraine as to SPODU 0624

Branch: industrial as to ZKGNG 11110

Type of business activity: Thermal power plants as to KVED 110

Measuring unit: UAH thousand Controlling amount

2000 FUNDS FLOW REPORT

Form No.3

DKUD Code 1801004

Article	Code	For reported year		For previous year	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
1. Flow of funds as a result of operational activities					
Profits (loss) from general activity before tax payment	010	0.0	1 655 052.0	0.0	113 424.0
Adjustment for:					
fixed assets depreciation	020	80 592.0	X	48 463.0	X
increased (decreased) security	030	295.0	0.0	0.0	0.0
profit (loss) from unrealized switch rates	040	846.0	0.0	0.0	0.0
profit (loss)from non-operational activities	050	21 250.0	0.0	2 437.0	0.0
Interest payment expenses	060	18 404.0	X	11 486.0	X

Profit (loss) from operational activities prior to change in frequent circulating assets	070	0.0	1 533 665.0	0.0	51 038.0
Decreased (increased):					
circulating assets	080	2 251 945.0	0.0	0.0	622 918.0
deferred expenses	090	0.0	30.0	157.0	0.0
Increased (decreased):					
current liabilities	100	0.0	590 860.0	766 190.0	0.0
deferred incomes	110	2.0	0.0	0.0	0.0
Cash funds from operational activity	120	127 392.0	0.0	92 391.0	0.0
Paid:					
interest	130	X	10 490.0	X	2 190.0
profit tax	140	X	29 237.0	X	111 236.0
Net flow of funds prior to emergency events	150	87 665.0	0.0	0.0	21 035.0
Flow of funds from emergency events	160	0.0	0.0	0.0	0.0
Net flow of funds from operational activities	170	87 665.0	0.0	0.0	21 035.0
2. Flow of fund as a result of investment activities					
Sale of:					
financial investments	180	0.0	X	0.0	X
fixed assets	190	93.0	X	95.0	X
property complexes	200	0.0	0.0	0.0	0.0
Received:					
interest	210	0.0	X	0.0	X
dividends	220	0.0	X	0.0	X
Other proceeds	230	0.0	X	0.0	X
Acquisition of:					
financial investments	240	X	0.0	X	116.0

fixed assets	250	X	53 753.0	X	11 012.0
property complexes	260	X	0.0	X	0.0
Other payments	270	X	13 974.0	X	11 712.0
Net flow of funds from emergency events	280	0.0	67 634.0	0.0	22 745.0
Flow of funds from emergency events	290	0.0	0.0	0.0	0.0
Net flow of funds from investment activities	300	0.0	67 634.0	0.0	22 745.0
3. Flow of funds as a result of financial activities					
Proceeds of own capital	310	0.0	X	0.0	X
Received loans	320	228 281.0	X	132 217.0	X
Other proceeds	330	0.0	X	0.0	X
Rerayments of loans	340	X	230 647.0	X	74 360.0
Paid dividends	350	X	0.0	X	(406.0)
Other payments	360	X	2 655.0	X	0.0
Net flow of funds prior to emergency events	370	0.0	5 021.0	57 857.0	0.0
Flow of funds from emergency events	380	0.0	0.0	0.0	0.0
Net flow of funds from financial activity	390	0.0	5 021.0	57 857.0	0.0
Net flow of funds for the reported period	400	15 010.0	0.0	14 077.0	0.0
Balance of funds for the beginning of year	410	19 478.0	X	5 401.0	X
Influence of currency rate changes on balance of funds	420	0.0	0.0	0.0	0.0
Balance of fund at the end of year	430	34 488.0	X	19 478.0	X

Manager [signature]

[seal]

Chief Accountant [signature]

SEC MAIL PROCESSING
RECEIVED
OCT 10 2002
WASH. D.C. 155 SECTION

File No. 82-4844

Attachment 4

Information on financial and business activities of the OJSC "Dniproenergo"

(published in *Ukrainian Investment Newspaper* No. 19-20 (344-345), 21-27 of May 2002)

Name of the issuer	Open Joint Stock Company "Dniproenergo"
EDPROU code	00130872
No. of certificate of the state registration of issuer	No. 0102-ZP
Date of issuance of state registration certificate	08.04.1998
Location (mail address) of the issuer:	2 Plotynna St., 69096, Zaporizhzhia
Interregional code and telephone	(0612) 58-23-23
Telefax	58-23-55
E-mail	ocb@gs.dnepr.energy.gov.ua
Main types of activities (code)	(description)
11110	Thermal power generating station
61110	General type building organisations
71130	Wholesale trade of private organizations, except for consumer cooperation
61134	Commissioning and engineering organizations
90215	Heat surply
14913	Repairing of meters
Number of shareholders	9 520
Number of issuer's employees as at the end of the reported period	10 021
Charter capital (thousand UAH)	98,100.0
Nominal value of a common share (UAH)	25.00
Number of common shares	3,923,998
Portion of common shares in the charter capital (%)	100.00

Number of preferred shares in the charter capital	0
Portion of preferred shares in the charter capital (%)	0
Aggregate number of outstanding bonds by their nominal value (thousand UAH)	0.0
Date of the last shareholders' meetings (for OJSC)	27 March 2001
Address at which issuer's annual report is available	2 Plotynna St., 69096, Zaporizhia
Date of the first payment of dividends (if any)	
Deadline for dividend payment	
Date of the first payment of interest on bonds	
Deadline for payment of interest on bonds	
Bond maturity date	

Legal entities serving the issuer	Name	Location	Number of license (permit)
Registrar of the issuer	OJSC Financial Company "Ukrnaftogas"	02090, Kyiv, Prazska St., 5	AA № 240695
Securities custodian			
Depository of the issuer			
Securities traders with whom securities distribution agreements are concluded			
Legal entities authorized by the issuer to sell (purchase) its securities			
Legal entities authorized by the issuer to pay income on its securities			
Auditors (auditing firms) providing auditing services to the issuer	OJSC Auditing firm "Auditservice - LVF"	117a, Lenin Avenue, Zaporizhzhia	1253

Main indicators of financial and business activities

Indicator	Year	
	Reported	Previous
Net income (proceeds) from the sale of products (goods, works and services) (thousand, UAH)	1 969 026.0	1 770 592.0
Cost of sales (goods, works, services) (thousand, UAH)	1 711 756.0	1 563 805.0
Net profit (losses) (thousand, UAH)	- 1 348 836.0	- 185 128.0
Fixed assets (thousand, UAH)	2 033 075.0	759 117.0
Working assets (thousand, UAH)	929 757.0	3 165 972.0
Long-term liabilities (thousand, UAH)	270 880.0	149 979.0
Current liabilities (thousand, UAH)	2 370 135.0	3 323 964.0
Percentage of net profits directed for the payment of dividends on preferred shares (thousand, UAH)	0. 0	0. 0
Annual number of common shares	3,923,998.0	3,923,998.0
Net profit per one common share (UAH)	0.0	0.0
Dividends accrued on one common share (UAH)	0.0	0.0
Aggregate amount of funds spent by the issuer to redeem shares during a year (thousand, UAH)	0. 0	0. 0
Number of shares redeemed by the issuer during a year (thousand, UAH)	0.0	0.0
Aggregate amount of funds spent by the issuer to redeem bonds during a year (thousand, UAH)	0.0	0. 0
Sum of the paid interest on bonds (thousand, UAH)	0.0	0.0
Number of bonds redeemed by the issuer during a year	0.0	0.0

In accordance with the decision made at the general meeting on 27 March 2001, approved net profit on the base of accountant report for the 2000 it is 54 960 000 UAH. 50% (27 480 000 UAH) of net profit were earmarked on dividends. Net profit per one common share 14.01 UAH, dividends accrued per one common share – 7.0 UAH.

Due to adjustment, reflection in the Financial report in accordance with Accounting standard No.6, past periods expenses, found in the reported period (2001), financial result for 2000 showed losses 185 128 000 UAH.

Attachment 5

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
OJSC"Dnipropetrovskgas"	01\03\01	14 468,39	14,75	0,37
JSCNEC"Energy&Fuel of Ukraine"	05\03\01	34 640,03	35,31	0,88
Public prosecutor of Energodar State Tax Inspection	26\03\01	120 362,00	122,69	3,07
NJSC"Naftogas of Ukraine"	02\04\01	12 386,92	12,63	0,31
SE"Ukrenergovugillya", OJSC SHC"Ukrvugleresurs-Service"	24\04\01	10 174,59	10,37	0,26

(published in the *Bulletin of Ukranian Securities* No.100-101(203-204), 4 May 2001)

Attachment 6

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the issuer OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
CJSC"Chervonogradvugillya"	21\05\01	21915,21	22,34	0,56

(published in the *Bulletin of Ukrainian Securities*, No.123 (226), 31 May 2001)

Attachment 7

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
SHC"Rovenkyantrachit"	28\ 05\ 01	62482,89	63,69	1,59

(published in the *Bulletin of Ukrainian Securities*, No.126-127 (229-230), 4 May 2001)

File No. 82 - 4844

Attachment 8

Information on bringing a lawsuit of a bankruptcy of the issuer

OJSC "Dniproenergo"

Date of decision about brinning a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body,providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
05/ 06/ 2001	02/ 07/ 2001	State Enterprise "Regional Agency of a bankruptcy in Zaporizhya Region"	69063, Zaporizhya 30 Sverdlova st. room No.313	(0612) 64-57-93	Serebriakov O. V.	(0612) 64-57-93

Attachment 9

(published in the *Bulletin of Ukrainian Securities*, No.154-155 (257-258) on 9 July 2001)

Information on bringing a lawsuit of a bankruptcy of the issuer OJSC "Dniproenergo"

Date of decision about brining a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body,providing control of bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
02/ 07/ 2001	03/ 07/ 2001	State Enterprise "Regional Agency of a bankruptcy in Zaporizhya Region"	69063,Zaporizhy 30 Sverdlova st. room No.313	(0612) 6457-93	------------	----------

Attachment 10

(published in the *Bulletin of Ukrainian Securities*, No.182-183 (285-286), 10 August 2001)

Information on bringing a lawsuit of a bankruptcy of the issuer.

OJSC "Dniproenergo"

Date of decision about brining a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body,providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
27/ 07/ 2001	17/ 08/ 2001	State Enterprise "Regional Agency of a bankruptcy in Zaporizhya Region"	69063, Zaporizhya 30 Sverdlova st. room No.313	(0612) 64-57-93	Serebriakov O.V.	(0612) 64-57-93

Attachment 11

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the issuer OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
OJSC Zaporizkiy metallurgic combine "Zaporizhctal"	21\08\01	10 000,00	10,19	0,25

(published in the *Bulletin of Ukrainian Securities*, No.196-197 (299-300)on 29 August, 2001)

Attachment 12

(Published in the *Bulletin of Ukrainian Securities*, No.202 -203 (305-306) on September 5, 2001)

Information on bringing a lawsuit of a bankruptcy of the issuer

OJSC "Dniproenergo"

Date of decision about brining a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body,providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
29/ 08/ 2002	25/ 09/ 2001	Agency on a Bankruptcy Issues	Kiyv, 15 Liubchenka Street	---------	----------------------------	---------

Attachment 13

(published in the *Bulletin of Ukranian Securities* No.214 -215 (317-318) on September 19, 2001)

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity bringing notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
Company "Alfa Capital Investment Limited"	11\ 09\ 01	10 420,27	10,62	0,26

Attachment 14

(Published in the *Bulletin of Ukrainian Securities*, No.228 -229 (331 - 332) on October 5, 2001)

Information on bringing a lawsuit of a bankruptcy of the issuer

OJSC "Dniproenergo"

Date of decision about bringing a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body,providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
28/ 09/ 2001	26/ 10/ 2001	Agency on a Bankruptcy Issues	Kiyv, 15 Liubchenka Street	--------	------------------------	----------
Results of the lawsuit: Economic court solution on the lawsuit of a bankruptcy is obtained on October 1, 2001.						

Attachment 15

(published in the *Bulletin of Ukrainian Securities*, No.254-255 (357-358) on October 5, 2001)

Information on bringing an action against the issuer for the amount exceeding 10% of the charter capital or the amount of the fixed assets and working capital of the issuer OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of the claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
SC "Gas Ukrainiy" OJSC "Dnipropetrovskgas"	26\ 10\ 01	10 439,98	10,64	0,27

Information on bringing a lawsuit of a bankruptcy of the issuer OJSC "Dniproenergo"

Date of decision about bringing a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body, providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
30/ 10/ 2001	30/ 11/ 2001	Agency on a Bankruptcy Issues	Kiyv, 15 Liubchenko Street	--------	---------------------------	---------

Attachment 16

(Published in the *Bulletin of Ukranian Securities* No.266 -267 (369 - 370), 19 October 2001)

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity bringing notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
SE "State OJSC "Sverdlovuglezbut" SHC "Svedlovantracit"	15\11\01	10 024,61	10,22	0,26

Attachment 17

(Published in the *Bulletin of Ukranian Securities* No.268 -269 (371 - 372), 19 October 2001)

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity bringing notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
State Agency on the State Material Reserve Running	12\ 11\ 01	14 895,55	15,18	0,38

Attachment 18

(Published in the *Bulletin of Ukranian Securities* No.268 -269 (371 - 372), 19 October 2001)

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity bringing notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amc the fixed assets & working capit per the balance sheet on the begi of the reported period (persanta
SHC "Rovenkyantracit"	26\ 11\ 01	65 751,74	67,03	1,67

Attachment 19

(Published in the *Bulletin of Ukranian Securities* No.290 -291 (393 - 394) on 17 December 2001)

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity bringing notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
OJSC "Zaporizkiy zavod ferosplaviv"	12\ 12\ 01	10 133,72	10,33	0,26

Attachment 20

Information on bringing a lawsuit of a bankruptcy of the issuer

OJSC "Dniproenergo"

Date of decision about bringing a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body,providing control of a bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone	Family name, first name and second name	Interreg. code, telephone
12/ 12/ 2001	08/ 01/ 2001	Agency on a Bankruptcy Issues	Kiyv, 15 Liubchenka Street	—	—	—

File No. 82 - 4844

Attachment 21

(Published in the *Bulletin of Ukranian Securities* No.300 -301 (403 - 404) on December 28, 2001)

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity bringing notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount c the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
State Agency on the State Material Reserve Management	21\ 12\ 01	73 427,56	74,85	1,87

(Published in the *Bulletin of Ukranian Securities* No. 1 - 2 (405 - 406) on January 2, 2002)

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity bringing notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount c the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
State Agency on the State Material Reserve Managemen	24\ 12 \ 01	140 515,05	143,24	1,87
State Agency on the State Material ReserveManagement	24\ 12\ 01	109 324,48	111,44	2,78
State Agency on the State Material ReserveManagement	24\ 12\ 01	104 369,73	106,39	2,66
OJSC"Energogydromechanizacia"	24\ 12\ 01	15 124,08	15,42	0,38

File No. 82-4844

Attachment 23

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.03.2001

		CODES
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporozhye region, Zaporozhye, Hrebelna Str., 2.

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	447.0	438.0
initial value	011	782.0	792.0
depreciation	012	335.0	354.0
Uncompleted constructions	020	89 912.0	95 159.0
Fixed capital			
residual value	030	662 338.0	648 771.0
initial value	031	1 715 761.0	1 714 592.0
depreciation	032	1 053 423.0	1 065 821.0

Long-term financial investment			
that accounted under method of sharing in the capital of other ente	040	7 527.0	7 388.0
other financial investments	045	132.0	132.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**760 356.0**	**751 888.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161 475.0	162 395.0
Animals under growing and feeding	110		
Uncompleted production	120	43.0	107.0
Finished products	130	79.0	83.0
Goods	140	91.0	83.0
Promissory notes received	150	57 077.0	115 019.0
Settlements with debtors for goods, works, services:			
purchase value	160	2 777 681.0	2 874 286.0
Initial value	161	2 777 681.0	2 874 286.0
reserve of doubtful debts	162		
Settlements with debtors:			
with the budget	170	5.0	8.0
on granted advance	180	31 814.0	34 341.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	37 405.0	91 661.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	19 478.0	4 249.0
currency account	240	0.0	0.0

other monetary funds	250	80 170.0	72470.0
Section 2 total	**260**	**3 165 318.0**	**3 354 702.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**80.0**	**54.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3 925 754.0**	**4 106 644.0**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731 509.0	730 111.0
Reserve capital	340	15338.0	15338.0
Undistributed profit (uncovered losses)	350	35 849.0	100 676.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**880 796.0**	**944 225.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target – oriented financing	420	0.0	295.0
Sections 2 total	**430**	**0.0**	**0.0**

3. LONG – TERM LIABILITIES			
Bank loans	440	121 234.0	120 893.0
Other finance liabilities	450	26 451.0	32 500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2 294.0	2 245.0
Section 3 total	**480**	**149 979.0**	**155 638.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	58 392.0	44 597.0
Current debts	510	6 049.0	0.0
Issued notes	520	137 523.0	130 503.0
Settlements with creditors for goods, works and services	530	2 083 128.0	2 150 417.0
Settlements with creditors:			
with respect to advance payments received	540	2 355.0	7 816.0
with the budget	550	354 919.0	440 184.0
with respect to non-budgetary payments	560	82 882.0	82 882.0
with respect to insurance	570	1 615.0	1 719.0
with respect to salaries	580	3 543.0	3 767.0
with participants	590	28 194.0	28 194.0
with subsidiaries	600		
Other short - term liabilities	610	136 379.0	116 702.0
Section 4 total	**620**	**2 894 979.0**	**3 006 781.0**
5. REVENUES OF FUTURE PERIODS	**630**		
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3 925 754.0**	**4 106 644.0**

Manager ________________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ________________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 24

Appendix 3

to the Accounting Form (standard)

2001 FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 as to DKUD	1801004
	Date (year, month, day)	2001\03\31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	0013087:
Territory: 2310136900	as to KOATUU	06024
State management authority:	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	Row Code	Accounting Year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	635 180.0	653 025.0
Value added tax	015	105 863.0	115 627.0
Excise duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	`030	0.0	0.0
Net profit of sold products (work, services)	035	529 317.0	537 198.0
Costs for production of sold products (work, services)	040	437 059.0	469 284.0
Sales results	050	92 258.0	67 914.0
Losses	055	0.0	0.0
Other operational revenues	060	54 394.0	37 473.0

Administrative expenses	070	(4 504.0)	(3 661.0)
Commercial costs	080	(44.0)	(9.0)
Other operational costs and expenses	090	(38 142.0)	(632 928.0)
Financial results of operational activity: profit	100	103 962.0	0.0
Losses	105	0.0	531 211.0
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	19 463.0
Other revenues	130	2 226.0	73.0
Financial losses	140	(3 794.0)	(19 195.0)
Losses from sharing in the capital	150	(139.0)	
Other losses	160	(954.0)	(76.0)
Financial results of usual activity: total profits	170	101 301.0	0.0
total losses	175	0.0	530 946.0
Profit tax	180	(36 474.0)	
Financial results of usual activity: balance sheet profit	190	64 827.0	
balance sheet losses	195	0.0	530 946.0
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	64 827.0	0.0
Losses	225	0.0	530 946.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	370 257.0	439 640.0
Salary expenses	240	14 358.0	8 470.0
Allocations for social arrangements	250	5 116.0	3 116.0
Depreciation	260	13 576.0	11 815.0
Other costs	270	42 495.0	6 243.0
Total	280	445 802.0	469 284.0

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300		
Adjusted quantity of common shares	310		
Net profit per one common share	320		
Adjusted net profit per one share	330		
Dividends per one common share	340		

Manager **[signature]** **Popov S. A.**

[seal]

Chief Accountant **[signature]** **Huschin A. M.**

File 82-4844

Attachment 25

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.06.2001

CODES

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporozhye region, Zaporozhye, Hrebelna Str., 2.

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	447.0	417.0
initial value	011	782.0	790.0
depreciation	012	335.0	373.0
Uncompleted constructions	020	89 912.0	114 731.0
Fixed capital			

residual value	030	662 441.0	637 294.0
initial value	031	1 715 761.0	1 715 641.0
depreciation	032	1 053 320.0	1 078 347.0
Long-term financial investment			
that accounted under method of sharing in the capital of other enterprises	040	7 527.0	7 562.0
other financial investments	045	132.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**760 459.0**	**760 137.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161 475.0	166 737.0
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	43.0	77.0
Finished products	130	79.0	1.0
Goods	140	91.0	80.0
Promissory notes received	150	57 077.0	98 019.0
Settlements with debtors for goods, works, services:			
purchase value	160	2 777 681.0	2 915 397.0
Initial value	161	2 777 681.0	2 915 397.0
reserve of doubtful debts	162	0.0	0.0
Settlements with debtors:			
with the budget	170	5.0	5.0
on granted advance	180	31 814.0	39 883.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0

Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	19 478.0	17 319.0
currency account	240	0.0	0.0
other monetary funds	250	80 169.0	84 044.0
Section 2 total	**260**	**3 165 316.0**	**3 355 534.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**81.0**	**53.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3 925 855.0**	**4 115 724.0**

LIABILITIES	**Row code**	**At the beginni of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. SOURCES OF OWN FUNDS AND THEIR EQUIVALENTS			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731 509.0	728 509.0
Reserve capital	340	15 338.0	15338.0
Undistributed profit (uncovered losses)	350	-124 270.0	209 561.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**720 677.0**	**1 051 508.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			

Bank loans	440	121 234.0	120 081.0
Other finance liabilities	450	26 451.0	32 500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2 294.0	25 200.0
Section 3 total	**480**	**149 979.0**	**177 781.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	58 392.0	73 208.0
Current debts	510	6 049.0	6 078.0
Issued notes	520	137 523.0	126 230.0
Settlements with creditors for goods, works and services	530	2 084 205.0	2 059 643.0
Settlements with creditors:			
with respect to advance payments received	540	2 355.0	4 524.0
with the budget	550	486 940.0	377 826.0
with respect to non-budgetary payments	560	110 018.0	72 921.0
with respect to insurance	570	1 615.0	1 714.0
with respect to salaries	580	3 547.0	3 878.0
with participants	590	28 194.0	34 779.0
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	136 361.0	125 634.0
Section 4 total	**620**	**3 055 199.0**	**2 886 435.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**0.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3 925 855.0**	**4 115 724.0**

Manager ________________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ________________ [signature] **Anatoliy Mykhailovych Huschyn**

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.06.2001

CODES

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: *industrial*	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporozhye region, Zaporozhye, Hrebelna Str., 2.

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	447.0	417.0
initial value	011	782.0	790.0
depreciation	012	335.0	373.0
Uncompleted constructions	020	89 912.0	114 731.0
Fixed capital			

residual value	030	662 441.0	637 294.0
initial value	031	1 715 761.0	1 715 641.0
depreciation	032	1 053 320.0	1 078 347.0
Long-term financial investment			
that accounted under method of sharing in the capital of other enterprises	040	7 527.0	7 562.0
other financial investments	045	132.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**760 459.0**	**760 137.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161 475.0	166 737.0
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	43.0	77.0
Finished products	130	79.0	1.0
Goods	140	91.0	80.0
Promissory notes received	150	57 077.0	98 019.0
Settlements with debtors for goods, works, services:			
purchase value	160	2 777 681.0	2 915 397.0
Initial value	161	2 777 681.0	2 915 397.0
reserve of doubtful debts	162	0.0	0.0
Settlements with debtors:			
with the budget	170	5.0	5.0
on granted advance	180	31 814.0	39 883.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0

with other debtors	210	37 403.0	33 972.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	19 478.0	17 319.0
currency account	240	0.0	0.0
other monetary funds	250	80 169.0	84 044.0
Section 2 total	**260**	**3 165 316.0**	**3 355 534.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**81.0**	**53.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3 925 855.0**	**4 115 724.0**

LIABILITIES	**Row code**	**At the beginni of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. SOURCES OF OWN FUNDS AND THEIR EQUIVALENTS			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731 509.0	728 509.0
Reserve capital	340	15 338.0	15338.0
Undistributed profit (uncovered losses)	350	-124 270.0	209 561.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**720 677.0**	**1 051 508.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**

3. LONG - TERM LIABILITIES			
Bank loans	440	121 234.0	120 081.0
Other finance liabilities	450	26 451.0	32 500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2 294.0	25 200.0
Section 3 total	**480**	**149 979.0**	**177 781.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	58 392.0	73 208.0
Current debts	510	6 049.0	6 078.0
Issued notes	520	137 523.0	126 230.0
Settlements with creditors for goods, works and services	530	2 084 205.0	2 059 643.0
Settlements with creditors:			
with respect to advance payments received	540	2 355.0	4 524.0
with the budget	550	486 940.0	377 826.0
with respect to non-budgetary payments	560	110 018.0	72 921.0
with respect to insurance	570	1 615.0	1 714.0
with respect to salaries	580	3 547.0	3 878.0
with participants	590	28 194.0	34 779.0
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	136 361.0	125 634.0
Section 4 total	**620**	**3 055 199.0**	**2 886 435.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**0.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3 925 855.0**	**4 115 724.0**

Manager ____________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ____________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 26

Appendix 3

to the Accounting Form (standard)

2001 FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 as to DKUD	1801004
	Date (year, month, day)	2001\03\31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority:	as to SPODU	1094
Branch: industrial	as to :'KGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	**Row Code**	**Accounting Year**	**Past year**
1	**2**	**3**	**4**
Products sales proceeds (goods, works, services)	010	1 090 223.0	1 006 914.0
Value added tax	015	181 704.0	167 633.0
Excise duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	`030	0.0	0.0
Net profit of sold products (work, services)	035	908 519.0	839 281.0
Costs for production of sold products (work, services)	040	774 653.0	774 207.0
Sales results	050	133 866.0	65 074.0
Losses	055	0.0	0.0

Other operational revenues	060	399 526.0	166 387.0
Administrative expenses	070	8 919.0	6 830.0
Commercial costs	080	92.0	18.0
Other operational costs and expenses	090	111 151.0	213 181.0
Financial results of operational activity: profit	100	413 230.0	11 432.0
Losses	105	0.0	0.0
Revenues from sharing in the capital	110	36.0	0.0
Other financial revenues	120	0.0	26.0
Other revenues	130	4 578.0	94.0
Financial losses	140	11 592.0	3 600.0
Losses from sharing in the capital	150	0.0	0.0
Other losses	160	1 065.0	6 605.0
Financial results of usual activity: total profits	170	405 187.0	1 347.0
total losses	175	0.0	0.0
Profit tax	180	43 876.0	0.0
Financial results of usual activity: balance sheet profit	190	361 311.0	1 347.0
balance sheet losses	195	0.0	0.0
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	361 311.0	1 347.0
Losses	225	0.0	0.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	715 943	719 199.0
Salary expenses	240	29 173.0	21 067.0
Allocations for social arrangements	250	10 558.0	7 923.0
Depreciation	260	26 150	23 541.0
Other costs	270	64 760.0	116 182.0
Total	280	846 584.0	887 912.0

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300		
Adjusted quantity of common shares	310		
Net profit per one common share	320		
Adjusted net profit per one share	330		
Dividends per one common share	340		

Manager **[signature]** **Popov S. A.**

[seal]

Chief Accountant **[signature]** **Huschin A. M.**

Attachment 27

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 30.09.2001

CODES

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporozhye region, Zaporozhye, Hrebelna Str., 2.

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	445	386
initial value	011	780	760
depreciation	012	335	374
Uncompleted constructions	020	89 912	122 958
Fixed capital			

residual value	030	661 551	617 755
initial value	031	1 715 761.0	1 671 219
depreciation	032	1 054 210	1 053 464
Long-term financial investment			
that accounted under method of sharing in the capital of other enterp.	040	7 527	7 488
other financial investments	045	132	132
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**759 567**	**748 719**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161 475	198 700
Animals under growing and feeding	110		
Uncompleted production	120	43	41
Finished products	130	79	
Goods	140	91	84
Promissory notes received	150	51 077	100 519
Settlements with debtors for goods, works, services:			
purchase value	160	2 778 167	2 909 513
Initial value	161	2 778 167	2 909 513
reserve of doubtful debts	162		
Settlements with debtors:			
with the budget	170	5	2
on granted advance	180	31 814	32 296
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0

with other debtors	210	37 411	21 196
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	19 478	14 723
currency account	240	0.0	0.0
other monetary funds	250	80 170	67 715
Section 2 total	**260**	**3 165 810**	**3 344 789**
3. EXPENCES OF FUTURE PERIODS	**270**	**60**	**26**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3 925 437**	**4 093 534**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	2	3	4
1. SOURCES OF OWN FUNDS AND THEIR EQUIVALENTS			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731 332	724 600
Reserve capital	340	15 338	15 338
Undistributed profit (uncovered losses)	350	- 125 074	206 605
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**719 696**	**1 044 643**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	565
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	0.0

Sections 2 total	**430**	**0.0**	**565**
3. LONG - TERM LIABILITIES			
Bank loans	440	121 234	118 934
Other finance liabilities	450	26 451	32 500
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2 294	120 989
Section 3 total	**480**	**149 979**	**272 423**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	58 392	61 983
Current debts	510	6 049	4 915
Issued notes	520	137 523	122 937
Settlements with creditors for goods, works and services	530	2 084 443	2 070 410
Settlements with creditors:			
with respect to advance payments received	540	2 355	2 412
with the budget	550	487 210	298 600
with respect to non-budgetary payments	560	110 018	55 238
with respect to insurance	570	1 616	2 230
with respect to salaries	580	3 550	4 577
with participants	590	28 194	33 818
with subsidiaries	600		
Other short - term liabilities	610	136 412	118 783
Section 4 total	**620**	**3 055 762**	**2 775 903**
5. REVENUES OF FUTURE PERIODS	**630**		
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3 925 437**	**4 093 534**

Manager _______________ [signature] **Serhiy Andriyovych Popov**

Chief accountant _______________ [signature] **Anatoliy Mykhailovych Huschyn**

Appendix 3

to the Accounting Form (standard)

2001 FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 as to DKUD	1801004
	Date (yea , month, day)	2001\09\30
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority:	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	1 643 622	1 522 090
Value added tax	015	273 937	268 608
Exsice duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	`030	0.0	0.0
Net profit of sold products (work, services)	035	1 369 685	1 253 482
Costs for production of sold products (work, services)	040	1 191 042	1 138 414
Sales results	050	178 643	115 068
Losses	055	0.0	0.0
Other operational revenues	060	433 583	176 642

Administrative expenses	070	14 566	11 998
Commercial costs	080	150	26
Other operational costs and expenses	090	146 285	255 222
Financial results of operational activity: profit	100	451 225	24 464
Losses	105	0.0	0.0
Revenues from sharing in the capital	110	9	0.0
Other financial revenues	120	0.0	26
Other revenues	130	7 248	183
Financial losses	140	13 481	3 604
Losses from sharing in the capital	150	49	121
Other losses	160	10 694	6 403
Financial results of usual activity: total profits	170	434 258	14 545
total losses	175		
Profit tax	180	77 253	23 587
Financial results of usual activity: balance sheet profit	190	357 005	
balance sheet losses	195		9 042
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	357 005	0.0
losses	225	0.0	9 042

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1 093 362	916 723
Salary expenses	240	47 071	32 040
Allocations for social arrangements	250	17 061	11 846
Depreciation	260	38 426	36 649
Other costs	270	116 581	304 156
Total	280	1 312 501	1 301 414

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300		
Adjusted quantity of common shares	310		
Net profit per one common share	320	91	
Adjusted net profit per one share	330	91	
Dividents per one common share	340		

Manager ________________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ________________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 29

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.12.2001

		CODES
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporozhye region, Zaporozhye, Hrebelna Str., 2.

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	445.0	380.0
initial value	011	780.0	772.0
depreciation	012	(335.0)	(392.0)
Uncompleted constructions	020	89912.0	108724.0
Fixed capital			
residual value	030	661101.0	1862567.0

initial value	031	1715344.0	7680253.0
depreciation	032	(1054243.0)	(5817686.0)
Long-term financial investment			
that accounted under method of sharing in the capital of other enterp.	040	7527.0	7069.0
other financial investments	045	132.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	54202.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**759117.0**	**2033075.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	161475.0	190546.0
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	43.0	2.0
Finished products	130	79.0	0.0
Goods	140	91.0	90.0
Promissory notes received	150	57077.0	96598.0
Settlements with debtors for goods, works, services:			
purchase value	160	2778023.0	412788.0
Initial value	162	2778023.0	2258336.0
reserve of doubtful debts	162	(0.0)	(1845548.0)
Settlements with debtors:			
with the budget	170	5.0	15.0
on granted advance	180	31814.0	39149.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	37725.0	95324.0
Short-term financial investment	220	0.0	0.0

Monetary funds and settlements			
settlement account	230	19478.0	34488.0
currency account	240	0.0	0.0
other monetary funds	250	80162.0	60157.0
Section 2 total	**260**	**3165972.0**	**929157.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**60.0**	**90.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**3925149.0**	**2962322.0**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98100.0	98100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	731508.0	1970628.0
Reserve capital	340	15338.0	15338.0
Undistributed profit (uncovered losses)	350	-393740.0	-1763056.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**451206.0**	**321010.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	415.416

Target - oriented financing	420	0.0	295.0
Sections 2 total	**430**	**0.0**	**295.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	121234.0	118651.0
Other long term finance liabilities	450	26451.0	32500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2294.0	119729.0
Section 3 total	**480**	**149979.0**	**270880.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	58392.0	54786.0
Current indebtedness under long term liabilities	510	6049.0	0.0
Issued notes	520	137523.0	121436.0
Settlements with creditors for goods, works and services	530	2327769.0	1671795.0
Settlements with creditors:			
with respect to advance payments received	540	2355.0	5837.0
with the budget	550	511749.0	323193.0
with respect to non-budgetary payments	560	110018.0	33302.0
with respect to insurance	570	1955.0	2969.0
with respect to salaries	580	3548.0	4695.0
with participants	590	28194.0	34779.0
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	136412.0	117343.0
Section 4 total	**620**	**3323964.0**	**2370135.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**2.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3925149.0**	**2962322.0**

Manager ____________________ **Serhiy Andriyovych Popov**
[signature]

Chief accountant ____________________ **Anatoliy Mykhailovych Huschyn**
[signature]

Attachment 30

Appendix 3

to the Accounting Form (standard)

2001 FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 as to DKUD	1801004
	Date (year, month, day)	2001\12\31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority:	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	2362831.0	2018746.0
Value added tax	015	(393805.0)	(248154.0)
Excise duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	030	0.0	0.0
Net profit of sold products (work, services)	035	1969026.0	1770592.0
Costs for production of sold products (work, services)	040	(1711756.0)	(1563805.0)
Sales results	050	257270.0	206787.0
Losses	055	0.0	0.0

Other operational revenues	060	190758.0	168654.0
Administrative expenses	070	(20693.0)	(10961.0)
Commercial costs	080	(231.0)	(109.0)
Other operational costs and expenses	090	(2042502.0)	(463872.0)
Financial results of operational activity: profit	100		
Losses	105	(1615398.0)	(99501.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	6.0
Other revenues	130	11599.0	3945.0
Financial losses	140	(18410.0)	11486.0)
Losses from sharing in the capital	150	(458.0)	(297.0)
Other losses	160	(32385.0)	(6085.0)
Financial results of usual activity: total profits	170		
total losses	175	(1655052.0)	(113424.0)
Profit tax	180	6360.0	71704.0
Financial results of usual activity:balance sheet profit	190		
balance sheet losses	195	(1661412.0)	(185128.0)
Unusual profits	200	312576.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220		
losses	225	(1348836.0)	(185128.0)

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1516110.0	1349576.0
Salary expenses	240	67969.0	45919.0
Allocations for social arrangements	250	24536.0	16677.0
Depreciation	260	80592.0	48463.0
Other costs	270	2030013.0	471679.0
Total	280	3719220.0	1932314.0

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3923998	
Adjusted quantity of common shares	310		
Net profit per one common share	320		
Adjusted net profit per one share	330		
Dividends per one common share	340		

Manager **[signature]** **Popov S. A.**

[seal]

Chief Accountant **[signature]** **Huschin A. M.**

File 82-4844

Attachment 31

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.03.2002

CODES

Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporozhye region, Zaporozhye, Hrebelna Str., 2.

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	380	364
initial value	011	772	778
depreciation	012	392	414
Uncompleted constructions	020	108 726	116 932
Fixed capital			

residual value	030	1 862 567	1 814 517
initial value	031	7 680 253	7 679 529
depreciation	032	5 817 686	5 865 012
Long-term financial investment			
that accounted under method of sharing in the capital of other enterprises	040	7 069	6 962
other financial investments	045	133	133
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	54 202	54 202
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**2 033 077**	**1 993 110**
2. WORKING ASSETS			
Inventories:			
production inventories	100	190 625	223 977
Animals under growing and feeding	110	0.0	0.0
Uncompleted production	120	2	314
Finished products	130	0.0	0.0
Goods	140	90	128
Promissory notes received	150	96 598	115 198
Settlements with debtors for goods, works, services:			
purchase value	160	412 788	447 312
Initial value	161	2 258 336	2 325 948
reserve of doubtful debts	162	1 845 548	1 878 636
Settlements with debtors:			
with the budget	170	15	2
on granted advance	180	39 149	1 759
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	95 324	20 599

Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	34 488	7 266
currency account	240	0.0	0.0
other monetary funds	250	60 157	50 381
Section 2 total	**260**	**929 236**	**866 936**
3. EXPENCES OF FUTURE PERIODS	**270**	**90**	**53**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 962 403**	**2 860 099**

LIABILITIES	**Row code**	**At the beginni of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98 100	98 100
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 970 628	1 968 947
Reserve capital	340	15 338	15 338
Undistributed profit (uncovered losses)	350	-1 778 435	-1 766 633
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**305 631**	**315 752**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	295	0.0
Sections 2 total	**430**	**295**	**0.0**

3. LONG - TERM LIABILITIES			
Bank loans	440	118 651	119 180
Other finance liabilities	450	32 500	32 500
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	119 729	110 381
Section 3 total	**480**	**270 880**	**262 061**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	54 786	36 650
Current debts	510	0.0	0.0
Issued notes	520	121 436	121 436
Settlements with creditors for goods, works and services	530	1 528 209	1 547 220
Settlements with creditors:			
with respect to advance payments received	540	5 837	7 085
with the budget	550	325 869	313 503
with respect to non-budgetary payments	560	33 302	33 302
with respect to insurance	570	2 969	2 372
with respect to salaries	580	4 695	4 884
with participants	590	34 779	34 779
with subsidiaries	600	0.0	0.0
Other short - term liabilities	610	273 713	180 759
Section 4 total	**620**	**2 385 595**	**2 281 990**
5. REVENUES OF FUTURE PERIODS	**630**	**2**	**296**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 962 403**	**2 860 099**

Manager ____________ **Serhiy Andriyovych Popov**
[signature]

Chief accountant ____________ **Anatoliy Mykhailovych Huschyn**
[signature]

Attachment 32

Appendix 3

to the Accounting Form (standard)

FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 as to DKUD	1801004
	Date (year, month, day)	2002\03\31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: 2310136900	as to KOATUU	06024
State management authority:	as to SPODU	1094
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Products sales proceeds (goods, works, services)	010	547 667	636 370
Value added tax	015	91 276	106 061
Excise duty	020	0.0	0.0
	025	9	7
Other use of profit	`030	0.0	0.0
Net profit of sold products (work, services)	035	456 382	530 302
Costs for production of sold products (work, services)	040	392 799	439 131
Sales results	050	63 583	91 171
Losses	055	0.0	0.0
Other operational revenues	060	24 438	53 915
Administrative expenses	070	6 082	4 505

Commercial costs	080	156	44
Other operational costs and expenses	090	44 382	36 400
Financial results of operational activity: profit	100	37 401	104 137
Losses	105	0.0	0.0
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	0.0
Other revenues	130	1 412	2 051
Financial losses	140	3 089	3 794
Losses from sharing in the capital	150	107	139
Other losses	160	2 028	954
Financial results of usual activity: total profits	170	33 589	101 301
total losses	175	0.0	0.0
Profit tax	180	22 522	36 474
Revenues from profit tax	185	0.0	0.0
Financial results of usual activity: balance sheet profit	190	11 067	64 827
balance sheet losses	195	0.0	0.0
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	11 067	64 827
losses	225	0.0	0.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	325 921	370 097
Salary expenses	240	18 276	14 096
Allocations for social arrangements	250	6 730	5 014
Depreciation	260	48 069	13 246
Other costs	270	43 978	58 360
Total	280	442 974	460 813

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998	
Adjusted quantity of common shares	310		
Net profit per one common share	320	2.82	
Adjusted net profit per one share	330		
Dividends per one common share	340		

Manager [signature] **Serhiy Andriyovych Popov**

Chief accountant [signature] **Anatoliy Mykhailovych Huschyn**

Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина,69096,г. Запорожье,
ул. Плотинная,2.
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/с 26008301155031,МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11487375
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО
E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна,69096,м. Запоріжжя,
вул. Плотинна,2.
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/р 26008301155031,МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11487375
Індивідуальний податковий
номер 001308708243

TO THE ATTENTION OF SHAREHOLDERS OF THE OJSC "DNIPROENERGO"

The Management of the Open Joint Stock Company "Dniproenergo" hereby notifies that the annual general shareholders' metting will be held on March 26, 2002 in Zaporizhzhia at 16 Vintera Street, Concert Hall of DK Energetikov.

Agenda:

1. Approval of the report of the Management on the performance of plans and principal directions of the Company development in 2001.
2. Approval of the Audit Commission report and conclusions.
3. Approval of the report of the Supervisory Council.
4. Approval of the annual results of the company's activities and its balance sheet.
5. Approval of the financial and business plans for 2002.
6. On changes in the structure of the company.
7. On amendments and additions to the company's charter.
8. Approval of changes in the contract with the Wholesale Energy market.

Due to the limited number of the places in the hall where the meeting is to be held, please send a power of attorney executed in accordance with applicable legislation to the name of one of the members of the Management or Suprvisory Council of the OJSC "Dniproenergo", or any other individual or legal entity with the authorization to represent your interests at the shareholders' meeting. Powers of attorney shall be registered beginning from 13 March 2002 in the OJSC "Dniproenergo".

If you insist on your personal participation at the meeting, please notify us in writing prior to 13 March 2002.

The meeting will start its proceedings at 11 a.m.

Registration of the participants of the meeting will be conducted from 9.00 a.m. to 10.30 a.m. on March 26 ,2002.

In order to participate in the meeting shareholders should have:

(i) an identification document;
(ii) a power of attorney authorizing participation in the meeting, executed pursuant to the established procedures.

Materials related to the agenda of the general shareholders' meeting will available to shareholders commencing from March 12, 2002 in the OJSC's securities department.

Address of the OJSC "Dniproenergo": 2 Plotynnaya Street, Zaporizhia, 69096.
Securities Department (room 335), tel. (0612) 58-47-49, 58-47-35, 58-47-63.

Information on the registrar: OJS FC "Ukrnaftogas", 02090, Kyiv, 5 Prazska Street.

The Management of the Company.

File No. 82-4844

Attachment 34

Dear OJSC "Dniproenergo" shareholder!

In accordance to the applicable law the OJSC "Dniproenergo" is changing old sample certificates to a new sample, which were produced at the printing house of Derzhznak of Ukraine and designed with all requirements of the applicable law of Ukraine.

Giving out of certificates will be provided by the OJSC "Financial company "Ukrnaftogaz", the registrar of the OJSC "Dniproenergo".

To obtain a certificate you should fill in and send to OJSC "Financial company "Ukrnaftogaz" the following documents:

- Shareholder form (the blank added);
- Power of attorney for requisites changing (the blank added);
- Xerox copy of the reference from Tax Inspection on appropriation of identification number of tax payer;
- Share certificate original (old sample);

If you have already sent Shareholder Form and/or identification number of tax payer copy, please fill these documents in and send one more time to avoid any inaccuracies during filling in the certificate. After getting of your documents and adding changes into the register you will be sent with a recommended letter The Share certificate (new sample) for your OJSC "Dneproenergo" securities.

Due to the fact that requisites changing in the Shareholders register is a service requiring payment and its cost is 2 hrivnas, changes will be added after the service is paid. So when sending documents to OJSC "Financial company "Ukrnaftogaz" you should add the receipt of paying this service (bank requisites are below).

All the documents must be filled in Ukrainian and with block letters!

Power of attorney for requisites changing is filled in if you have any changes in your passport, address, surname etc. There should be old data at the left side of the Power of attorney (they are necessary for your identification in the register), at the right – new data.

All shareholders should fill the blank – adults so as children. Responsibility for reliability of the data in the Form and Power of attorney bears the person who signed the Form.

Below is the description how to fill columns of the Form in. The Form should be filled as follows:

- Surname, first name and second name - surname, first name and second name of the shareholder should be written;
- Citizenship – name of appropriate country (Ukraine, Russia etc.);
- Identification number of tax payer – it is copied from the reference given by tax inspection (In accordance with the Law of Ukraine "On The State register of Individuals – tax payers and other compulsory payments", **all individuals** who get profits in Ukraine **must have identification number of tax payers.** This concerns adults so as children – shareholders);

- Document – passport or birth certification or another document which confirms the person of the shareholder (written without shortenings);
- Address (in accordance with the passport) – the address indicated in the passport;
- Address for correspondence – the address for letters and dividends (if needed). **The Post code must be indicated (in accordance with the new coding system of Ukraine).**
- Signature sample - show in the frame the sample of signature of a shareholder or one of the parents of a shareholder who is under 18;
- Authorized representative – this part is filled if:

- **a child – shareholder is under 18.** In this case one of the parents' data should be filled in;
- **a shareholder notary legalized The Power of attorney for another person.** In this case the authorized person's data should be filled in and notary assured Power of attorney is added. The part "authorized representative" should be filled with the following information:
- surname, first name and second name of the authorized representative;
- a document which confirms the person of the representative.

- The paying dividends out form – preferred form of getting dividends.
- The way of getting the receipt – "letter" or "recommended letter" (X should be indicated).
- Signature – the signature of a shareholder, authorized person, parents of children-shareholders who are under 18.

If you have any questions please contact us by the following address:
02090, Kyiv, Praz'ka str., 5 "Financial company "Ukrnaftogaz".
Tel.: (044) 551-95-14, 552-02-41.

Current account 2600800266001 in the first Kyiv filial of "Ukrgazbank" MFO 300294, EDRPOU code 24101605.

Best regards,

OJSC "Financial company "Ukrnaftogaz"

OJSC "Днепроенерго" Securities department
Tel.: (0612) 58-47-49, 58-47-35

File No. 82 - 4844

Attachment 35

[Published in "Investgaseta" No. 4 (328) on 29 January - 4 February, 2002]

TO THE ATTENTION OF SHAREHOLDERS OF THE OJSC "DNIPROENERGO"

The Management of the Open Joint Stock Company "Dniproenergo" hereby notifiews that the annual general shareholders' meeting will be held on March 26, 2002 in Zaporozhye at 16 Vintera Street, Concert Hall of DK Energetikov.

Agenda:

1. Approval of the report of the Management of the performance of plans and principal directions of the Company development in 2001.
2. Approval of the Audit Commission report and conclusions.
3. Approval of the report of the Supervisory Council.
4. Approval of the annual results of the company's activities and its balance sheet.
5. Approval of the financial and business plans for 2002.
6. On changes in the structure of the company.
7. On amendments and additions to the company's charter.
8. On approval of changes in the contract with the Wholesale market.

Due to the limited number of the places in the hall where the meeting is to be held, please send a power of attorney executed in accordance with applicable legislation to the name of one of the members of the Management or Suprvisory Council of the OJSC "Dniproenergo", or any other individual or legal entity with the authorization to represent your interests at the shareholders' meeting. Powers of attorney shall be registered beginning from 13 March 2002 in the OJSC "Dniproenergo".

If you insist on your personal participation at the meeting, please notify us in writing prior to 13 March 2002.

The meeting will start its proceedings at 11 a.m.

Registration of the participants of the34 meeting will be conducted from 9.00 a.m. to 10.30 a.m. on March 26 ,2002.

In order to participate in the meeting shareholders should have:

(i) an identification document;
(ii) a power of attorney authorizing participation in the meeting, executed pursuant to the established procedures.

Materials related to the agenda of the general shareholders' meeting will available to shareholders commencing from March 12, 2002 in the OJSC's securities department.

Address of the OJSC "Dniproenergo": 2 Plotynnaya Street, Zaporizhia, 69096.
Securities Department (room 335), tel. (0612) 58-47-49, 58-47-35, 58-47-63.

Information on the registrar: OJS FC "Ukrnaftogas", 02090, Kyiv, 5 Prazska Street.

The Management of the Company.

File No. 82 - 4844

Attachment 36

[Printed in "Investgazeta" No.9 (333) on 5 -11 March, 2002]

Addition to the agenda for the general shareholders' meeting of the OJSC "Dniproenergo",

That will be held on March 26, 2002 ("Investgazeta" No. 4 on 29 January, 2002).

9. Approval of the internal regulations and amendments to these regulations.

Telephone: (0612) 58-47-35, 58-47-49

The Management of the Company

Attachment 37

Protocol No. 1
OF THE GENERAL SHAREHOLDERS' MEETING OF THE OPEN JOINT STOCK COMPANY "DNIPROENERGO"

Zaporizhzhia 26 March 2002

Total number of votes	-	3,923,998 votes;
Number of the shareholders participating in the general meeting	-	58 shareholders;
Percentage of votes held by the shareholders present at the general meeting	-	86,9812%.

Voting at the general shareholders' meeting shall be made in accordance with the following principal: one share – one vote.

The general shareholders' meeting of the "Dniproenergo" was opened by the Chairman of the Management, Popov Serhiy Andriyovich, who reported that registration of the shareholders and their representatives was performed by the mandate commission appointed by the Management of the OJSC "Dniproenergo"(order No. 45, dated 11 March 2002) and announced its members:

The members of the mandate commission:

1. L.M. Voloshyna – the Chairman of the commission
2. T.G. Kovalyova –member of the commission
3. O.A. Persianova – member of the commission
4. V.V. Hontar – member of the commission
5. P.M. Pekhota – member of the commission ("Ukrnaftogas",representative of the registrar).

The Chairman and the Secretary of the general meeting were elected by the majority vote.
Mr. Tantsyura was elected as the Chairman of the general meeting.
Mrs. Ismahilova was elected as the Secretary of the general meeting.

Mr. Tantsyura started to perform as the Chairman of the general meeting.
The general meeting resolved organizational issues:
The general meeting elected by the majority vote the proposed members of the counting and editorial commissions.
The following individuals were elected as the members of the counting commission:

1. A.M. Smoroda – the Chairman of the commission
2. H.A. Hordeeva – the Secretary of the commission
3. M.P. Drozdovych
4. V.I. Predeus
5. T.O. Samoylenko
6. I.V. Tkachenko
7. N.V. Kuzmenko
8. O.E. Koteluyk
9. I.A. Smoroda
10. J.M. Kitel
11. J.S. Zaitseva
12. P.M.Pekhota

The following individuals were elected as the members of the editori il commission:

1. H.K. Bochkariov
2. M.V. Nevmerzhytska
3. L.M. Voloshyna

The Chairman of the meeting that the regular shareholders' meeting of the OJSC was convened according to the initiative of the Management of the company pursuant to the Charter of the OJSC "Dniproenergo".

The agenda of the regular general shareholders meeting was distributed to all shareholders 45 days prior to the general meeting.

Within the term provided by the Low of Ukraine "On Companies", The State Property Fund of Ukraine, a shareholder owning 76,04% of the charter fund of the company, submitted proposals in respect of incorporation to the agenda of the following issues:

- Election of the Chairman and the members of the Management;
- Election of members of the Supervisory Council;
- Election of members of the Audit Commission;
- Introduction of the amendments and additions to the internal regulations;
- On the financial improvement procedures and the companys' solvency restoration.

The State Property Fund of Ukraine rejected its proposition in resr ect of the election of the powers' organs of the company in connection with not expiring of authority term of the Supervisory Council and the Audit Commission members, and the election of the Chairman of the Management and memebers of the Management, pursuant to the Charter of the OJSC "Dniproenergo", under the Supervisory Council jurisdiction.
The State Property Fund of Ukraine rejected proposition in respect of the financial improvement procedures and companys' solvency restoration, in connection with filing a claim on a bancruptcy of the OJSC "Dniprenergo".
Proposition "Approval of the amendments and additions into the internal regulations" is included.

The Chairman of the meeting announced the following agenda:

AGENDA:

1. Approval of the report of the Management regarding performance of the plans and basic directions of the development of the company in 2001.

2. Approval of the report and conclusions of the Audit Commission for 2001.

3. Approval of the report of the Supervisory Council for 2001.

4. Approval of the annual results of the activities of the company and balance sheet of the OJSC for 2001.

5. Approval of the financial and economic plans for 2002.

6. On the structure changing of the company.

7. On introduction of amendments and additions to the company's Charter.

8. On approval of the amendments into the contract with the Wholesale Energy Market.

9. On approval of the amendments into the internal regulations.

1.

The first issue of the agenda: Approval of the report of the Management regarding performance of the plans and basic directions of the development of the company 2001.

Reporter: the Chairman of the Management, S.A. Popov (the report is attached hereto – Appendix 1) .

Proposal submitted:

To approve the report of the Management regarding performance of the plans and basic directions of the development of the company 2001.

Voted (bulletin No.1):

"FOR" - 99.8469%
"AGAINST" - 0.1522%
ABSTAINED – 0.5316%

The resolution was approved.

The report of the Management regarding performance of the plans and basic directions of the development of the company in 2001 was approved.

2.

The second issue of the agenda: Approval of the report and conclusions of the Audit Commission for 2001.

Reporter: the Chairman of the Audit Commission T.M. Matys'‹o (the report is attached hereto as Appendix 3).

Proposal submitted:

To approve the report and conclusions of the Audit Commission for 2001.

Voted (bulletin No.2):

"FOR" - 99.9968 %
"AGAINST" - 0.0023 %
ABSTAINED - 0.0009 %

The resolution was approved.

The report and conclusions of the Audit Commission for 2001were approved.

3.

The third issue of the agenda: Approval of the report of the Supervisory Council for 2001.

Reporter: the Chairman of the Supervisory Council, Y.D. Stryhunenko (the report is attached hereto as Appendix 3).

Proposal submitted:

To approve the report of the Supervisory Council for 2001.

Voted (bulletin No.3):

"FOR" - 99.8469 %
"AGAINST" - 0.1522 %
ABSTAINED - 0.0009 %

The resolution was approved.

The report of the Supervisory Council for 2001 was approved.

4.

The fourth issue of the agenda: Approval of the annual results of the activities of the company and balance sheet of the OJSC for 2001.

Reporter: member of the Management of Economy and Financial Policy Issues, H.K. Bochkariov, reported on annual results of the activities (balance sheet and forms No. 2, No. 3, No. 4 of the financial report of are attached hereto as Appendix 4).

Proposal submitted:

To approve the results of activities and balance sheet of the company for 2001.

Voted (bulletin No. 4):

"FOR" - 99.9960%
"AGAINST" - 0.0031%
ABSTAINED – 0.0009%

The resolution was approved.

The results of activities and balance sheet of the company for 2001 were approved.

5.

The fifth issue of the agenda: Approval of the financial and economic plans for 2001.

Reporter: member of the Management on Economy and Financial Policy Issues, H.K. Bochkariov, reported on the financial and economic plans on 2002.

Proposal submitted:

To approve the financial and economic plans for 2002. To charge to the Supervisory Commission to approve financial plan for 2002.

Voted (bulletin No. 5):

"FOR" - 99,0988%
"AGAINST" - 0,9003%
ABSTAINED - 0,0009%

The resolution was approved.

To approve the financial and economic plans for 2002. Charge to the Supervisory Commission to approve financial plan for 2002.

6.

The sixth issue of the agenda: On modification of the company's structure.

Reporter: member of the Economy and Financial Policy Issues, H.K. Bochkariov (report is attached hereto as Appendix 6).

Proposal submitted:

To approve the company's structure at the strength:
Zaporizka TPS – structural subdivision;
Krivorizka TPS – structural subdivision;
Pridneprovska TPS – structural subdivision;
"Dniproenergoremont" – structural subdivision;
"Dniproenergospetsremont" – structural subdivision;
"Dniproenergonaladka" – structural subdivision;
"Dniproenergoavtotrans" – structural subdivision;
202 groups of militarized security – structural subdivision;
Energodarsky SHSC – structural subdivision;
Pridneprovsky SHSC – structural subdivision.

Voted (bulletin No.6):

"FOR" - 99,8775%
"AGAINST" - 0,1205%
ABSTAINED – 0,0020%

The resolution was approved.

Modification of the company was approved at the strength:

Zaporizka TPS – structural subdivision;
Krivorizka TPS – structural subdivision;
Pridneprovska TPS – structural subdivision;
"Dniproenergoremont" – structural subdivision;
"Dniproenergospetsremont" – structural subdivision;
"Dniproenergonaladka" – structural subdivision;
"Dniproenergoavtotrans" – structural subdivision;
202 groups of militarized security – structural subdivision;
Energodarsky SHSC – structural subdivision;
Pridneprovsky SHSC – structural subdivision.

7.

The seventh issue of the agenda: On introduction of the amendments and additions to the company's Charter.

Reporter: member of the Management on Economy and Financial Policy Issues, H.K. Bochkariov (the report is attached hereto as Appendix 7).

Proposal submitted:
To approve the amendments and additions the the Charter of the Open Joint-Stock Company "Dniproenergo". (Appendix 7).

To register the amendments and additions to the company's Charter with Leninsky District Administration of Zaporizhzhia.

Voted (bulletin No.7)

"FOR" - 99,8668%
"AGAINST" - 0,1246%
ABSTAINED - 0,0086%

The resolution was approved.

The amendmends and additions to the Charter of the Open Joint - Stock Company were approved (Appendix 7).

8.

The eighth issue of the agenda: Approval of the amendments into the Contract with Energy Market.

Reporter: Head of the Department on the cooperation with the Wholesale Energy Market and perspective planning, Hordeeva H.A. (The report is attached hereto as Appendix 8).

Proposal submitted:

To approve the amendments and additions into the Contract between members of the Ukraine's Wholesale Energy Market .

Voted (bulletin No.8):

"FOR" - 99.9960%
"AGAINST" - 0,0000%
ABSTAINED - 0,0040%

The resolution was approved. The amendments and additions to the Contract between members of the Wholesale Energy Market were approved.

9.

The nineth issue of the agenda: Approvement of the internal regulations and its additions.

Reporter: member of the Management on Economy and Financial Policy Issues, H.K. Bochkaryov (the report is attached hereto as Appendix 9).

Proposal submitted:

To approve "Regulations on the order of accounting and paying off dividends of the Open Joint - Stock Company "Dniproenergo" (Appendix 9).

Voted (bulletin No.9):

"FOR " - 99,1461%
"AGAINST" - 0,8011%
ABSTAINED - 0,0528%

The resolution was approved.

Regulation on the order of the accounting and paying off divid ɜnds of the OJSC "Dniproenergo" was approved.

Neither the Chairman nor the Secretary of the Meeting officially received any claims or remarks regarding the procedure of the General Shareholders' Meeting.

Chairman of the Meeting: Agenda has been exhausted and the meeting has been announced closed.

Chairman of the Meeting	[signature]	**B.Y. Tantsyura**
Secretary of the Meeting	[signature] [seal]	**T.H. Ismagilova**

File No. 82-4844

Attachment 38

Information regarding the registrar

Name	Open Joint Stock Financial Company "Ukrnaftogaz"
Organizational and legal form	Open Joint Stock Company
EDRPOU code	24101605
Code of the area (KOATUU)	30266
Territory (oblast)	Kyivska
District	Dniprovsky
Zip code	02090
Inhabited locality	the City of Kyiv
Street, building	5 Praz'ka St.
Interregional code and telephone	(044) 551-95-40
Fax	551-95-41
E-mail	reestr@naftogas.com.ua
WWW-address	WWW.naftogas.com.ua
Number of license (permit)	240695 AA
Date of issuance of the license (permit)	16 October 2001
Government authority that issued the license	The State Commission for Securities and Stock Market of Ukraine